

AVALONBAY
COMMUNITIES, INC.

ANNUAL REPORT 2001

Our commitment to

Planned Evolution

is a key to our success



AvalonBay's success is a reflection of our commitment to four principles known collectively as *Planned Evolution*. These principles drive our thinking and define our leadership position in the REIT sector.

COVER PHOTO:
Avalon Towers on the Peninsula
Mountain View, CA

Steps to Planned Evolution

To Our Shareholders

AvalonBay performed exceptionally well in 2001, a year of many changes and challenges. The economy officially entered a recession, the first in a decade; the real estate investment trust (REIT) industry saw continued consolidation; customer demands shifted; and priorities were re-evaluated as the events of this year caused an internal and external assessment for everyone.

The confluence of these factors created new hurdles not only for AvalonBay and the entire REIT sector, but for companies in every industry. Despite these hurdles, our performance in 2001 is best described through our achievements, which are a result of a commitment to thoughtful change and continuous improvement, or as we view it, *Planned Evolution*. Throughout this letter I will update you on our **Accomplishments in 2001** and our commitment to **Planned Evolution** as well as discuss our **Outlook for the Future.**

Accomplishments in 2001

Management succession was an important achievement for the year. Dick Michaux, our Chairman and one of the original founders of the Company, retired. Dick is a tremendous leader, a man of strong character and a great mentor. He will be missed both here at AvalonBay and by the multifamily industry as a whole, for which he served in many leadership capacities.

Dick's retirement was the last step in a planned management succession that, in early 2001, included the promotions of Tim Naughton to Chief Operating Officer, Sam Fuller to Executive Vice President of Development and Construction, and Leo Horey to Senior Vice President of Property Operations, each of whom has over ten years tenure with AvalonBay. I have great confidence in this team, a confidence that has also been expressed by investors and associates and validated by our performance in 2001.

I thank our associates for their dedication and commitment during a demanding year that collectively tested our intellect and capabilities.

AvalonBay's performance in 2001 can be characterized by great accomplishments that are a result of a commitment to thoughtful change and continuous improvement, or as we view it, Planned Evolution.

AvalonBay's 2001 achievements included:

1. *Outsized Performance.* AvalonBay's growth in per share funds from operations (FFO) and net operating income (NOI) from Established Communities again outpaced the multifamily sector averages. We achieved nearly 10% growth in FFO per share, rising to $4.06 in 2001 from $3.70 in 2000, and recorded Established Communities NOI growth of 7.5% in 2001. Our growth rates for both FFO and NOI have significantly outperformed the multifamily sector average in 2001 and, more importantly, over the last seven years.

FFO PER SHARE[1] GROWTH



15%
12%
9%
6%
3%
0%
9.7%
-0.7%
10.7%
7.4%
2001
7-Year Average

☐ AvalonBay
☐ Multifamily Sector Average[2]

Source: NAREIT and individual company data

ESTABLISHED COMMUNITIES NOI GROWTH



8%
7%
6%
5%
4%
3%
2%
1%
0%
7.5%
3.3%
7.2%[3]
5.2%
2001
7-Year Average

☐ AvalonBay
☐ Multifamily Sector Average[4]

Source: Green Street Advisors, Inc.



BRYCE BLAIR CHAIRMAN, CEO, AND PRESIDENT

2. *Balance sheet optimization.* Adjustments to our capital structure contributed to outsized earnings growth in 2001 that will extend into 2002. As part of our ongoing commitment to a strong financial foundation, we continued to match our long-term assets with long-term capital. We also maintained sufficient equity in our capital structure to address current business and economic risks. We seek to efficiently manage these fundamentals, and in 2001, we rebalanced our debt and preferred levels through the redemption of $220 million of relatively high-cost preferred stock. This was replaced with 10-year unsecured debt at historically low interest rates, improving coverage ratios while maintaining financial and operational flexibility. Finally, we ended the year with approximately[5] $123 million in cash and full capacity on our line-of-credit that will benefit earnings in 2002 as this cash is invested in accretive assets.

3. *Sector-leading value creation.* In 2001 we pursued our high barrier-to-entry strategy by expanding our presence in our core markets, constructing six new communities consisting of approximately 1,700 apartment homes. These communities were completed for a total cost of $274 million and are expected to generate property level net operating income, on a weighted average basis, that is 10.7% of the capital invested in developing these assets, creating significant value. As part of AvalonBay's ongoing effort to focus our portfolio in markets where we have strong competitive advantages, we sold seven communities in 2001, exiting two non-core markets (Portland, Oregon and Hartford, Connecticut) and disposing of certain older, non-core assets. These sales raised $240 million, which is being reinvested into newer assets in our core markets to enhance our overall portfolio. Our focus on value creation is illustrated by our sector-leading growth in estimated net asset value (NAV).

ESTIMATED NAV PER SHARE GROWTH



12%
9%
6%
3%
0%
11.5%
4%
7-Year Average [5] Annual Growth
AvalonBay
Multifamily Sector

Source: Green Street Advisors, Inc.

Planned Evolution

The success of AvalonBay is based on our ability to build an organization that thrives by practicing disciplined analysis, measured risk taking, and continuous learning. Change is inevitable, reflecting the often-shifting preferences of our current and future residents, as well as changes in our markets and fluctuations in the economy. We believe, however, that change should occur within the context of a strategic plan and then be executed in accordance with that plan. We believe that change should not be broad and sweeping—that change should be evolutionary, not revolutionary. Revolutionary change is usually the product of flawed business models or poor business planning. Evolutionary change is the characteristic of a long-term market leader.

At AvalonBay, we work not only to keep pace with change, but also to embrace it, anticipate it, stay ahead of it, and most importantly, find opportunity in it. This is *Planned Evolution.*

The concept of *Planned Evolution* is based on four key elements or principles. By focusing on these principles, we create an environment of consistent and continuous improvement in all aspects of the Company.



Our commitment to these principles provides competitive advantages, which we believe contribute to outsized financial returns over the long term. These principles facilitate steady and strategic adjustments that keep the Company positioned at the forefront of the REIT industry. These principles, as described below, guide our thinking and represent the essence of our Company.

Strategic Evolution *Enhancing Our Strategic Focus*—Strategic planning has always been an integral part of our business activities. In 2000, we completed a comprehensive strategic plan. In 2001, we spent considerable time reviewing and updating our plan in order to sharpen its focus, given the changes in the external environment, as well as to more precisely reflect our increased focus on customer knowledge and service. The outcome of this review was a reinforced commitment to our strategic vision of more ***deeply penetrating our core markets*** through a ***broader range of products and services*** with an ***increased commitment to our customer.*** In short, to be *the Customer-Focused Market Leader.*

Customer Evolution *Knowing and Serving Our Customer*—During 2001, we expanded our commitment in this area and have challenged the entire organization to rethink many aspects of our customer relationship. This initiative is far reaching and will have many implications for how we approach our associates and our residents. Not only will our customer-centric approach impact our product selections and the services we offer, but it will also influence how we recruit, train, and compensate our associates, as well as the types of systems we use to receive feedback from and communicate with our residents. This is a major long-term commitment of the Company that is critical to our future success. I look forward to continuing to update you on our progress in this important area.

Product Evolution *Broadening Our Product Offering*—As our customer evolves, so does our product line. The communities that we create and acquire reflect the input from our customers and the collective experience we have gained through the successful completion of over $3.0 billion in property development and acquisitions over the past eight years. Our product line has evolved gradually and will continue to evolve as we strive to always improve and enhance our portfolio of communities without moving beyond our core competencies. Our products today range from suburban garden apartments to urban high-rises. Our goal is to continue to offer a varied product line to meet the diverse needs of our customer.

Associate Evolution *Cultivating Our Talent*—Developing our associates is a long-standing foundation of the AvalonBay culture. We hire the best and the brightest people, from both inside and outside the real estate sector. We provide comprehensive training, professional development opportunities and encourage associates to learn and grow with the Company. We strive to find challenging and stimulating assignments that will expand their capabilities so they are ready to advance in their careers within AvalonBay.

The impact of these efforts is reflected in the extensive tenures of our associates, who provide invaluable legacy knowledge and understanding of our business, philosophy, and culture. We are proud of our associates and their accomplishments, and we will continue to work hard to ensure that our people remain one of our most valuable competitive advantages.

These four principles of our Company's evolution—Strategy, Customer, Product, and Associates—are the essence of past and future success. These principles are who we are and what we do.

Outlook for the Future

While the near-term outlook remains challenging, the long-term outlook has never looked brighter. Through much of 2002, the effect of the current recession will continue

Our goal is not to be exclusively focused on suburban or urban products, but to offer a varied product line to meet the diverse needs of our customers.

to impact our markets and our property performance. Downturns are an inevitable part of the business cycle. They cannot be avoided, but they can be mitigated. It is often said that the best test of management and of management's strategy is how they perform through all phases of the business cycle. During 2001, we demonstrated our ability to navigate through difficult economic conditions, delivering sector-leading FFO growth while maintaining one of the strongest balance sheets in the sector. During 2002, we will again remain proactive in anticipating the changing economic and market conditions. Our focus on optimizing near-term results, however, will not come at the expense of long-term prospects.

I believe extraordinary opportunities lie ahead for AvalonBay. Positive demographic and lifestyle trends, underlying market fundamentals in our core markets, and the attractiveness of our Class A communities are all elements that have led to and will continue to sustain our market leadership position. AvalonBay will meet future opportunities with an unmatched focus on the customer, superior products, and the financial strength necessary to optimize near-term results, while positioning us for long-term growth.

With the principles of *Planned Evolution* as our guide, we will continue to pursue our strategic vision of becoming the ***Customer-Focused Market Leader*** in our select markets. Your support and commitment, combined with that of management and our associates, will ensure we remain an industry leader. In this report we share with you our focus on *Planned Evolution,* as we believe it is a key to our past and future success. Throughout the following pages, you will learn more about our principles of *Planned Evolution* and how these principles, together with our dedication to financial strength, produce strong results. Our hope is that you will be left with a better understanding of who we are, what we stand for, and our vision for success.

Thank you for your continued support.

Sincerely,

Bryce Blair
Chairman, CEO and President

REFINING OUR STRATEGIC FOCUS

AvalonBay's strategic evolution encompasses every aspect of customer, product, and associate evolution. Strategic evolution also encompasses the changes in our markets and the economy. At AvalonBay we believe strategic evolution becomes *Planned Evolution* through forward-thinking and preparedness. It requires a commitment to our financial principles and our business strategy. It requires a commitment to delivering the highest quality product to our chosen markets and a commitment to delivering superior service to our customers. Strategic evolution ensures we succeed at our corporate purpose of *Enhancing the Lives of our Residents* today and in the future. To effectively accomplish this, we must continually *Refine our Strategic Focus,* through which we will provide growth opportunities for our associates, enhance performance, and provide attractive long-term risk-adjusted returns.

Our strategic evolution constantly confirms the trueness of our course, even under changing market conditions. Our goal remains to become the Customer-Focused Market Leader.

Market Intelligence Leads to Stronger Competitive Position

To sustain long-term success, we must stay ahead of changing market conditions. Our strategic plan includes a preparedness strategy that helps us respond to possible shifts in the economy, our markets or customer preferences. This strategy provides guidance based on certain 'tripwires' or leading indicators, including economic, capital markets and real estate metrics, that could impact our business or strategy. The market intelligence we gain enables us to respond quickly to growth opportunities or scale back development ahead of a slowing market.

In 2001, we adjusted to changing economic conditions by sharpening our strategic focus and refining our preparedness plan. We established more sophisticated tools to systematically assess leading indicators. These tools assist in monitoring certain indicators for both the broader economy and AvalonBay's core markets.



AVALON ON THE SOUND, NEW ROCHELLE, NEW YORK

A 24-story high-rise building with views of Long Island Sound, Avalon on the Sound contains 412 apartment homes and ground floor retail space. Located adjacent to the Metro-North rail station, residents are in Midtown Manhattan in only 30 minutes. Avalon on the Sound provides a luxurious living environment with the best amenity of all—the time to enjoy it.

AvalonBay
COMMUNITIES, INC

Our purpose is to

Enhance the Lives of our Residents®

We pursue our purpose with a

- Commitment to Integrity
- Spirit of Caring
- Focus on Continuous Improvement

The comprehensive inputs produce values and trends that provide a general summary of existing market conditions and act as a short-term forecast of performance, which allows us to adapt our strategy accordingly. This furthers AvalonBay's goal of optimizing our performance during all phases of the business cycle, while remaining true to our vision of more deeply penetrating our chosen markets with an increased focus on the customer.

Geographic Focus Facilitates Market Leadership

Over the last several years, we have narrowed our focus to 17 core markets from 27 in 1998, with the goal of establishing a market leadership position in each one. In each market, we have teams that understand the local economy and the dynamics of the local luxury apartment market, demographics and customer requirements, enabling them to identify local developing trends. These 'local sharp-shooters' are essential to our high barrier-to-entry strategy as they have the inherent knowledge to identify local market opportunities, manage the approval process, and deliver products and services that exceed customer expectations.

Our 'local sharp-shooters,' with their local market knowledge, are essential to our high barrier-to-entry strategy.

As we have demonstrated in the past, we apply the same discipline to our development activities as we do to our markets, not hesitating to delay or even suspend construction in changing market conditions. However, we firmly believe that difficult times provide opportunities for those companies that are prepared. We have one of the strongest balance sheets in the industry and are positioned to initiate prudent expenditures for land, development, acquisitions and property rehabilitation. While acknowledging short-term economic softness, we are positioning for growth by selectively building today in key markets with strong fundamentals that we expect will improve late 2002 and 2003.

As we continue to adhere to the principle of *Strategic Evolution,* we believe AvalonBay will continue to achieve outsized performance in the future.

Knowing and Serving our Customer

A guiding principle of *Planned Evolution* is *Knowing and Serving our Customer.* To more deeply penetrate our high barrier-to-entry markets requires a customer-centric approach. As such, we seek to understand the demographics of our existing customers, the demographics of potential customers, and how they will change over time. We continually research and monitor the needs of our customers to offer the most desirable products and related services. From our research, we learned how diverse our residents really are, revealing a large population in our core markets that we will attract as we expand our presence.

Annual Growth in Number of Rental Households by Age Group


2000
1500
1000
500
0
-500
-1000
-1500
Under 25
26-35
36-45
46-55
56-65
66+
Thousands
1999-2000
Projected 2000-2010

Source: U.S. Census Bureau

Our Customer Base Will Evolve with Changing Demographics

Historically, AvalonBay's target customer has been between the ages of 25 and 44. However, over the next ten years the projected growth in rental households will come from 'empty nester' baby boomers aged 46 to 65 and, to a lesser extent, by 'echo boomers' under age 25. Strong household growth in the over $50,000 income level bodes well for the discretionary renter segment. Additionally, robust growth in singles and married couples without children should also fuel rental-housing demand over the next ten years. We see the renter population becoming increasingly diverse and segmented in terms of age, income, household type and ethnicity. In addition to creating growth opportunities, these demographic shifts will require the development of new, more targeted product and service offerings. Regardless of their age, income or ethnicity, these emerging customers show consistent appreciation for high-quality communities in premier locations, putting AvalonBay's communities in an ideal position.



AVALON AT ARLINGTON SQUARE, ARLINGTON, VIRGINIA
With 510 apartment homes completed, Avalon at Arlington Square is a neo-traditionally designed community built around a "town square," creating the spirit of an old-fashioned neighborhood. The community consists of four-story stacked flats, townhomes with private garages and unique live/work townhomes that allow small-business owners to live above their ground floor office/retail space.



BRYCE BLAIR
CHAIRMAN, CEO AND PRESIDENT

Q **We understand that AvalonBay is undertaking a large customer-focused initiative. Describe this initiative.**

A Our focus on the customer is a challenge we have made to the entire organization to rethink all aspects of our business and ensure all our actions, internally and externally, drive AvalonBay towards excellence in our customer relationships. As our customer is continually evolving, we must adapt in our thinking or we risk weakening the relationships we value. That is not a risk we are willing to take.

Q **What do you hope to gain from AvalonBay's increased focus on the customer?**

A There are many benefits to our initiatives—some are easily quantifiable, others are driven by our instinct and judgment. Some of the benefits we expect from our increased customer focus include:

- Lower resident turnover at the community level, which should result in lower redecorating and marketing costs.
- Greater rental rate growth as we deliver on what residents value.
- Increased referrals from satisfied customers.

This increased focus on customer knowledge and service translates into enhanced performance, ultimately driving greater shareholder return.

Q **How do you ensure AvalonBay stays ahead of customer demands?**

A We conduct annual resident surveys to determine how we are doing and to identify customers' needs. We also conduct focus groups in each of our markets to make sure that we hear our customers directly, face to face. The survey data, when combined with the personal customer interaction, gives us the feedback necessary to stay ahead of our customers' needs and wants.

Net Rental Household Growth
Projected by Income Distribution

Income Segment (in thousands)	AvalonBay Residents 2001	US Renter Household Increase (in thousands) 2000-2010	Annual Growth Rate 2000-2010
$25	6.7%	680	0.4%
$25-50	20.0%	1,201	1.1%
$50-75	24.4%	782	1.8%
$75-100	20.0%	379	2.5%
>$100	28.9%	346	2.8%
Total	100%	3,338	1.0%

Sources: RFA/Economy.com and AVB Resident Survey (November 2001)

Focusing on the Customer

Over the past year AvalonBay has put a high priority on understanding our customers. We conducted focus groups with existing and prospective residents, completed comprehensive resident surveys, and are incorporating the results of our research into new product designs and service offerings. We appointed our first-ever Vice President for Customer Service and created an Executive Steering Committee for Customer Service to ensure Company initiatives are customer focused.

The knowledge we gain from our residents impacts the products we develop and the services we offer. AvalonBay continues to widen its product line to serve an increasingly diverse customer base—one size does not fit all. However, our product line extensions are evolving from a solid base of core capabilities. As we listen to our customers, we learn. For example, our 2001 Resident Survey tells us business centers are not as important to our residents today as they were in the past. This reflects the increased percentage of computers in the home. With information like this, amenities can be changed or added in order to enhance the lives of our residents with modest incremental risk to AvalonBay. As we further penetrate our markets, foremost in our mind is the AvalonBay customer.

Our commitment to *Knowing and Serving Our Customer* will always remain a core part of our business and an essential component of every community we build and operate.

OPTIMIZING OUR ASSET BASE

AvalonBay's strategy has always been to target high barrier-to-entry markets that have the best long-term demand and supply fundamentals. Our core markets are areas where AvalonBay has both competitive advantages and where there are significant constraints to new supply. We continue to expand our product in these markets to create high returns while serving the needs and demands of our residents. This product evolution has expanded our original skill set from developers and operators of garden communities, to now include townhome, mid-rise and high-rise communities in our portfolio of developments. The broadening of our portfolio was based on our core competencies and has occurred in response to changing customer needs over the past five years.

PRODUCT MIX OF PORTFOLIO[6]


1994
Garden 86%
Mid/High-Rise 14%
2001
Garden 64%
Townhome 6%
Mid/High-Rise 30%

Diversification of Products

This expansion in the types of communities we build is a reflection of the evolving desires of upscale renters in our markets and submarkets. With different types of communities located in suburban and urban settings, and varying packages of on-site amenities and services, we are able to tailor our products to different segments of our customer base. Meeting the highest standards for design, amenities, location and service, all of our product offerings provide the discretionary renter with a well-designed, well-located apartment that is truly upscale.

AvalonBay Products and Communities

Within this annual report, you will find photographs of four communities that we completed in 2001, each unique in its product type and in the consumer insight it represents. These communities reflect how we continue to evolve and enhance our products and capabilities in our effort to provide the highest quality living experience to our residents.

Avalon at Arlington Square, Arlington, VA

Avalon at Arlington Square, with 510 homes completed, brings the traditional neighborhood back, offering diverse residential and live/work townhomes in a neo-traditional plan. The majority of residents are 'renters-



AVALON AT FLORHAM PARK FLORHAM PARK, NEW JERSEY
Avalon at Florham Park consists of 270 townhomes, featuring one-, two- and three-bedroom townhomes, designed around beautifully landscaped courtyards. Avalon at Florham Park is ideal for both young professionals and empty nesters.



Tim Naughton
Chief Operating Officer

Q How do you manage your communities to maximize operating performance?

A At AvalonBay, we use numerous tools and systems that allow us to take action, seeking to continuously optimize performance. To understand the marketplace we use competitive survey data and monitor a variety of cross-sectional data, including economic, real estate, and portfolio related information. This information is then used by the community and portfolio managers to adjust property business plans and to make effective pricing decisions.

Q What process do you go through in pursuing sites for new development?

A We are unique in employing a decentralized business model in selecting, building, and operating our communities. Our regional offices are staffed with highly competent, locally based professionals in the areas of development, construction, and property operations. Their proximity to and familiarity with the markets and the assets are critical in creating and adding value.

Q Once communities are identified, how do you decide which ones to develop?

A Local professionals pursue their business with a good understanding of what the organization will support. While site selection essentially occurs at the local level, the ultimate investment decision is made at the senior management level through a Management Investment Committee. Deals of a certain size or of a unique nature require further review and approval by our Board of Directors.

Deals are funded based upon their projected returns relative to their inherent market quality and risk factors. Every investment has a unique target return that we expect to generate based upon a myriad of market quality and deal risk factors. The investments that provide the greatest projected returns relative to this "target" return are those that get funded.

by-choice,' upwardly mobile professionals who choose the benefits and convenience of upscale apartment living. Avalon at Arlington Square is situated around mass transit corridors and near centers of employment, shopping and entertainment. Facilities at this urban village include a large airport club-style business center, basketball courts and a coffee lounge, all housed within the largest clubhouse ever in an AvalonBay community.

Avalon at Florham Park, Florham Park, NJ
Inspired by Florham Park's Colonial heritage, the all townhome community of Avalon at Florham Park combines the warmth and charm of a 19th century village with a state-of-the art living space and the most modern amenities and services. The 270 Colonial-style townhomes feature large floor plans inside and beautiful landscaped gardens outside, offering our residents a truly elegant lifestyle. Representing a new product type for AvalonBay, the community offers exceptional quality housing to support the rapid growth of the Morristown area as well as the area's return-to-renting empty nesters.

Avalon Bellevue, Bellevue, WA
This mid-rise community is located in downtown Bellevue, just outside of Seattle, Washington. An urban sub-market, Bellevue has historically been focused on commerce with few residences and even fewer residential amenities. Located just two blocks from Bellevue's Central Business District, Avalon Bellevue provides easy access to employment, shopping and entertainment. Featuring high-speed Internet access and built-in computer desks, Avalon Bellevue was designed to leave a lasting positive impact on this high-tech community.

Avalon on the Sound, New Rochelle, NY
Avalon on the Sound, located in downtown New Rochelle, is a 24-story high-rise building with spectacular views of the Long Island Sound and the New York City skyline. Our Manhattan-style product, with 412 homes, provides a high-rise living experience without the stress of the city. The Avalon on the Sound community was designed to cater to the needs of a range of people, from young dual-income couples to empty nesters, in the Westchester area. This community elevates luxury apartment living in Westchester County to new heights, combining spacious floor plans, world-class views and high-end amenities with a location that gives residents the time to enjoy it.

CULTIVATING OUR TALENT

At AvalonBay we strive to *Cultivate our Talent* —another principle of *Planned Evolution.* First we work hard to attract the brightest people, from both inside and outside the real estate sector. We look for people with a voracious appetite to learn, a desire to achieve, and an ability to produce results. We then provide them with the training and the professional development opportunities that enable self-motivated, high performing associates to find success in their careers.

Management Strength

AvalonBay's organizational structure combines a centralized strategy and systems with decentralized local development, construction and property operations. This means that while senior management provides the vision, strategy, financial resources, and administrative support at the national level, our on-site associates are empowered to make the right decisions at the customer level. This empowerment establishes the trust that is critical to the human relationships that give AvalonBay its culture, a culture based on a **Commitment to Integrity,** a **Spirit of Caring,** and a **Focus on Continuous Improvement**— what we call our **Core Values.**

Through this approach, we have developed deep bench strength that is a fundamental competitive advantage. This depth of management talent has enabled our current growth and will help fuel our future growth. It is the caliber of our management that distinguishes AvalonBay from our peers and that drives our consistent record of success. Our bench strength reaches from the top echelons of management to our local associates. The recent smooth transition of several of our senior executives is a tribute to the depth and breadth of our management team and to the effectiveness of our succession planning. As we look out to the future, we are confident that AvalonBay has proven, seasoned executives in place to leverage market opportunities and lead the Company through any challenge.

It is the caliber of our management that distinguishes AvalonBay from our peers. Our bench strength reaches from the top echelons of management to our local associates.


AvalonBay

AVAL… …AINING AND DEVELOPMENT TEAM SAN JOSE, CALIFORNIA
James Perry, …drey Scott, Chris Madsen, Sherwin DeLeon and Grace Naylor working on the development of an orientation program for all new hires. The objective of the program is for all new associates to learn about AvalonBay's history, culture and employee benefits while getting to know other associates in a relaxed environment.



CHARLENE ROTHKOPF
SENIOR VICE PRESIDENT HUMAN RESOURCES

Q When recruiting for prospective associates, what qualities do you look for that are unique to AvalonBay?

A The most important thing that we look for in a prospective associate is how that individual will fit into our culture. AvalonBay's values are an integral part of our culture, and we look for people that share the same values: a commitment to integrity, a spirit of caring, and a focus on continuous improvement. Our focus on customer service means we look for individuals who are customer service oriented, results driven, and who are quick learners.

Q What is AvalonBay University?

A AvalonBay University is a comprehensive curriculum of training opportunities, ranging from new-hire orientation to executive-level programs, available to all AvalonBay associates. AvalonBay University offers both technical and management training, including extensive classes for all levels of maintenance technicians, leasing consultants, and community managers. We offer classroom training at training centers established in each of our operating regions, as well as e-learning opportunities. We believe training our associates provides us with a clear competitive advantage.

Q How do you train and develop the leaders in your company?

A Leadership development is highly valued at AvalonBay, and we spend a considerable amount of time cultivating the talents of our leaders. High performing, motivated associates are recognized early in their careers and are nurtured within the company. They are given opportunities to work cross-functionally with increasing responsibilities. Many have individual development plans to target skills they want to build and are provided with training, coaching, and professional experiences to help them succeed.

Most importantly, our associates have expressed confidence in our executives' ability to face future challenges. In our 2001 Associate Opinion Survey, 86% of associates rated the leadership of our senior executives favorably, which was 38 points higher than the norm for other companies in the service industry.

Recruiting and Training Are the Keys

Our commitment to the customer is an integral part of the way we hire and train associates. We look for associates who have a desire to serve others, possess a strong sense of urgency, and enjoy solving problems. They need to understand that satisfying our residents *is* our business. To ensure our associates are equipped to deal with the evolving needs of our residents and deliver against our exacting customer service standards, we provide in-house training through AvalonBay University.

AvalonBay University offers a comprehensive curriculum in a wide variety of technical and managerial skills that range from leadership training to community maintenance. Our program of classes and resources provide the skills necessary to effectively manage and operate an AvalonBay community as well as reinforce the AvalonBay mission, vision and values. We know that our training is working, as the results of our Associate Opinion Survey indicated that 90% of all associates understood AvalonBay's purpose and core values, a dramatic 46 points above the service industry norm.

Cultivating Our Talent

AvalonBay's practice has been to promote from within when possible and to provide a wide range of opportunities for our associates. We motivate our associates through challenging assignments, and ensure they are rewarded for meeting their objectives. The diversity of our locations and our products provides our associates with a variety of career opportunities and professional experiences. Many of our executives worked their way up within the organization by learning new skills, taking on additional responsibilities, and proving they could achieve outstanding results in a dynamic, stimulating environment.

AvalonBay's combination of selective recruiting, rigorous training, significant career growth opportunities, and a merit-based reward system creates a team of associates that we believe is second to none. These associates provide superior service to our customers and embody AvalonBay principles and values every day. The *Planned Evolution* of our talent is one of the cornerstones for our future success.

Financial Foundation for Planned Evolution

The elements comprising *Planned Evolution* require a financial plan that can flex, grow or contract as dictated by our business strategy. Our capital structure supports AvalonBay's overall strategy by enabling the extension of our products and services, the advancement of our investment activities, and the development of our team and their core competencies. It also allows us to pause and alter course depending on changes in markets, economics or customer needs.

The balance sheet flexibility we enjoy today is a product of *Planned Evolution*. It was born out of our commitment to be an evergreen company and the need to prepare for new opportunities, risks and changes. The guiding principles of our financial plan were developed to enable us to take advantage of opportunities and mitigate risks.

These principles serve as a foundation. They support our plan, provide a platform for future growth and never waiver. The principles are simple. We limit floating rate debt, match long-term assets with long-term capital, match equity capital to business risks, balance debt maturities, limit secured finance and provide detailed financial disclosures. And we do not compromise these principles for short-term gain.

These principles produce a balance sheet with notable attributes. At December 31, 2001 total debt and preferred stock as a percentage of debt and equity market capitalization was 41%, floating rate debt was nominal and our fixed charge coverage ratio for the year was 3.3x. Clearly, our balance sheet is positioned for opportunity through all phases of the business cycle.

Aligning our financial plan with our business strategy results in sector-leading performance. In 2001, FFO per share increased nearly 10%, to $4.06. This performance placed AvalonBay as one of the top performers in the multi-family sector and in the REIT industry.

We also achieved sector-leading growth in Established Communities net operating income (NOI) of 7.5% in 2001. This places the Company at the top of more than 15 REIT peers. Approximately 79% of AvalonBay's NOI in 2001 was derived from assets that are unencumbered, providing the opportunity for additional unsecured debt issuances or increased options for asset dispositions.

As our FFO has grown, dividend increases have followed. Last year, we increased our dividend by over 14%, well above the multifamily average of 5.9%. In February 2002, we increased our dividend an additional 9.4%. We remain committed to the safety of the dividend, which is underscored by our low payout ratio of 63% of FFO and our commitment to stable cash flows. We believe the safety of our dividend, combined with future FFO growth, will support continued dividend increases and stable returns for our shareholders.

Aligning our financial plan with our business strategy, creating flexibility, and holding to our principles are not new for 2001, and these remarkable financial results are not one-time events. We look to optimize short-term performance as we maximize long-term results. That is how we evaluate our assets, our markets, and the success of our strategy. Since 1994, the year of our IPO, total shareholder return has outpaced multifamily sector and industry averages, achieving a compound annual growth rate of 19.7%. That return exceeded growth in the S&P 500, the NASDAQ composite, and related REIT indexes during the same period.

We believe our unwavering commitment to core financial principles has and will continue to deliver outsized risk-adjusted returns for our shareholders.

ATTRACTIVE RISK-ADJUSTED RETURNS[8]
Compound Annual Growth Return
Dec. 31, 1994-Dec. 31, 2001



20%
15%
10%
5%
0%
19.7%
11.4%
14.0%
15.9%
15.0%
5.6%
AVB
Equity REITs
Apt. Equity REITs
S&P 500
NAS DAQ Comp.
U.S. Treasury 10-Year Note

Source: NAREIT

AVALONBAY DIVIDENDS
SAFETY AND GROWTH



88.4%
84.0%
77.2%
71.0%
69.4%
60.5%
63.0%
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$1.90
$1.94
$2.00
$2.04
$2.06
$2.24
$2.56
$2.80[7]
1995
1996
1997
1998
1999
2000
2001
2002
Dividends
Payout Ratio

Notes

1. 2001 and 7-year average Funds from Operations ("FFO") per share growth computed based on FFO per share data provided by NAREIT and individual company reports. FFO per share used is determined in accordance with a definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts (NAREIT). FFO per share obtained from individual company reports was adjusted to conform to NAREIT's definition where appropriate. For further discussion of FFO, see the section titled "Funds from Operations" in the discussion preceding the financial statements included in this report.

2. Multifamily Sector Average consists of 15 publicly traded multifamily companies.

3. AVB 7-year average Net Operating Income ("NOI") growth is presented on a pro forma basis as if the 1998 merger of Avalon Properties, Inc. and Bay Apartment Communities, Inc. had occurred at the beginning of 1994. NOI growth for Avalon Properties, Inc. Established Communities was 4.4%, 4.3%, 4.7% and 5.5% for the years ended 1995, 1996, 1997 and 1998, respectively. NOI growth for Bay Apartment Communities, Inc. Established Communities during the period was 6.1%, 13.6%, 12.6% and 8.8% for the years ended 1995, 1996, 1997 and 1998, respectively.

4. Multifamily Sector 2001 and 7-year average based on data provided by Green Street Advisors, Inc.

5. 7-year average based on NAV per share estimated by Green Street Advisors, Inc. for both AVB and the multifamily sector. The multifamily sector includes companies with December 31 NAV per share history available for the years 1994 through 2001. Estimated NAV per share calculated by others may differ from Green Street Advisors' estimates.

6. Based on number of homes for all stabilized communities, development communities and development rights at December 31, 1994 and December 31, 2001, respectively.

7. First quarter 2002 dividend per share of $0.70 annualized.

8. Compound Annual Growth Return from December 31, 1994 to December 31, 2001. Actual total shareholder return for any given year during the period December 31, 1994 to December 31, 2001 varies. Past performance is no guarantee of future results.

Glossary

Net Operating Income (NOI) Community net operating income does not include either a management fee or any allocation of corporate overhead, and it is not a measure that can be determined in accordance with GAAP. Community net operating income should not be considered as an alternative to operating income, as determined in accordance with GAAP, as an indicator of the Company's or a community's operating performance, or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. Community net operating income as disclosed by other REITs may not be comparable to the Company's calculation.

Established Communities An "Established Communities" comparison means a comparison of the performance of those communities that the Company owned in each of the last two years and that had stabilized operating costs at the beginning of the first year, such that a comparison of the performance between years is meaningful. Established Communities are sometimes referred to as "Same-Store" communities.

Estimated Net Asset Value (NAV per Share) Estimated NAV is the estimated market value of a Company's assets less all current and long-term liabilities divided by the number of outstanding common shares and operating partnership units. The calculation of estimated NAV by others may not be comparable to the calculation prepared by Green Street Advisors, Inc. and used for computing averages in this report.

2001 Financial Review

Contents

The following table provides historical consolidated financial, operating and other data for AvalonBay Communities, Inc. You should read the table with our Consolidated Financial Statements and the Notes included in this report.

	Years ended				
(Dollars in thousands, except per share information)	12-31-01	12-31-00	12-31-99	12-31-98	12-31-97
Revenue:					
Rental income	$ 637,379	$ 571,943	$ 504,567	$ 369,945	$ 169,442
Management fees	1,325	1,051	1,176	1,377	1,029
Other income	2,953	401	236	81	633
Total revenue	641,657	573,395	505,979	371,403	171,104
Expenses:					
Operating expenses, excluding property taxes	161,887	142,664	135,517	104,346	47,279
Property taxes	52,201	46,958	42,701	31,775	14,429
Interest expense	103,203	83,609	74,699	54,650	16,977
Depreciation	130,079	122,610	109,759	77,374	29,113
General and administrative	15,224	13,013	9,592	9,124	5,093
Non-recurring items	—	—	16,782	—	—
Total expenses	462,594	408,854	389,050	277,269	112,891
Equity in income of unconsolidated entities	856	2,428	2,867	2,638	5,689
Interest income	6,823	4,764	7,362	3,508	1,346
Minority interest in consolidated partnerships	(597)	(1,908)	(1,975)	(1,770)	174
Income before gain on sale of communities and extraordinary item	186,145	169,825	125,183	98,510	65,422
Gain on sale of communities	62,852	40,779	47,093	25,270	677
Income before extraordinary item	248,997	210,604	172,276	123,780	66,099
Extraordinary item	—	—	—	(245)	(1,183)
Net income	248,997	210,604	172,276	123,535	64,916
Dividends attributable to preferred stock	(32,497)	(39,779)	(39,779)	(28,132)	(19,656)
Net income available to common stockholders	$ 216,500	$ 170,825	$ 132,497	$ 95,403	$ 45,260
Per Common Share and Share Information:					
Per common share—basic					
Income before extraordinary item (net of preferred dividends)	$ 3.19	$ 2.58	$ 2.05	$ 1.89	$ 1.64
Extraordinary item	$ —	$ —	$ —	$ —	$ (0.04)
Net income available to common stockholders	$ 3.19	$ 2.58	$ 2.05	$ 1.89	$ 1.60
Weighted average common shares outstanding	67,842,752	66,309,707	64,724,799	50,387,258	28,244,845
Per common share—diluted					
Income before extraordinary item (net of preferred dividends)	$ 3.12	$ 2.53	$ 2.03	$ 1.88	$ 1.63
Extraordinary item	$ —	$ —	$ —	$ —	$ (0.04)
Net income available to common stockholders	$ 3.12	$ 2.53	$ 2.03	$ 1.88	$ 1.59
Weighted average common shares and units outstanding	69,781,719	68,140,998	66,110,664	51,771,247	28,431,823
Cash dividends declared	$ 2.56	$ 2.24	$ 2.06	$ 2.04	$ 2.00
Other information:					
Net income	$ 248,997	$ 210,604	$ 172,276	$ 123,535	$ 64,916
Depreciation	130,079	122,610	109,759	77,374	29,113
Interest expense	103,203	83,609	74,699	54,650	16,977
Interest income	(6,823)	(4,764)	(7,362)	(3,508)	(1,346)
Non-recurring items	—	—	16,782	—	—
Gain on sale of communities	(62,852)	(40,779)	(47,093)	(25,270)	(677)
Extraordinary item	—	—	—	245	1,183
Gross EBITDA[1]	$ 412,604	$ 371,280	$ 319,061	$ 227,026	$ 110,166
Funds from Operations[2]	$ 283,293	$ 252,013	$ 196,058	$ 148,487	$ 73,525
Number of Current Communities[3]	126	126	122	127	64
Number of apartment homes	37,228	37,147	36,008	37,911	19,318

	Years ended				
	12-31-01	12-31-00	12-31-99	12-31-98	12-31-97
Balance Sheet Information:					
Real estate, before accumulated depreciation	$ 4,837,869	$ 4,535,969	$4,266,426	$4,006,456	$ 1,534,986
Total assets	$4,664,289	$ 4,397,255	$ 4,154,662	$ 4,005,013	$1,529,703
Notes payable and unsecured credit facilities	$2,082,769	$1,729,924	$ 1,593,647	$ 1,484,371	$ 506,129
Cash Flow Information:					
Net cash flows provided by operating activities	$ 308,723	$ 296,462	$ 251,779	$ 192,339	$ 93,584
Net cash flows used in investing activities	$ (259,391)	$ (252,534)	$ (236,687)	$ (566,516)	$ (421,355)
Net cash flows provided by (used in) financing activities	$ (33,580)	$ 5,685	$ (16,361)	$ 376,345	$ 320,252

Notes to Selected Financial Data

(1) Gross EBITDA represents earnings before interest, income taxes, depreciation and amortization, non-recurring items, gain on sale of communities and extraordinary items. Gross EBITDA is relevant to an understanding of the economics of AvalonBay because it is one indication of cash flow available from continuing operations to service fixed obligations. Gross EBITDA should not be considered as an alternative to operating income (as determined in accordance with generally accepted accounting principles, or "GAAP"), as an indicator of our operating performance, or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. Our calculation of gross EBITDA may not be comparable to gross EBITDA as calculated by other companies.

(2) We generally consider Funds from Operations, or FFO, to be an appropriate measure of our operating performance because it helps investors understand our ability to incur and service debt and to make capital expenditures. We believe that to gain a clear understanding of our operating results, FFO should be examined with net income as presented in the Consolidated Statements of Operations included elsewhere in this report. FFO is determined based on a definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts® and is defined as:

- net income or loss computed in accordance with GAAP, except that excluded from net income or loss are gains or losses on sales of property and extraordinary (as determined by GAAP) gains and losses on debt restructuring;
- plus depreciation of real estate assets; and
- after adjustments for unconsolidated partnerships and joint ventures.

FFO does not represent cash generated from operating activities in accordance with GAAP. Therefore it should not be considered as an alternative to net income as an indication of performance. FFO should also not be considered an alternative to net cash flows from operating activities, as determined by GAAP, or as a measure of liquidity. Additionally, it is not necessarily indicative of cash available to fund cash needs. Further, FFO as calculated by other REITs may not be comparable to our calculation of FFO. Calculations for FFO are presented below:

	Years ended				
	12-31-01	12-31-00	12-31-99	12-31-98	12-31-97
Net income available to common stockholders	$ 216,500	$ 170,825	$ 132,497	$ 95,403	$ 45,260
Depreciation (real estate related)	126,984	119,416	107,928	75,614	27,360
Joint venture adjustments	1,102	792	751	725	399
Minority interest	1,559	1,759	1,975	1,770	—
Gain on sales of communities	(62,852)	(40,779)	(47,093)	(25,270)	(677)
Extraordinary items	—	—	—	245	1,183
Funds from Operations	$ 283,293	$ 252,013	$ 196,058	$ 148,487	$ 73,525
Net cash provided by operating activities	$ 308,723	$ 296,462	$ 251,779	$ 192,339	$ 93,584
Net cash used in investing activities	$(259,391)	$(252,534)	$(236,687)	$(566,516)	$(421,355)
Net cash provided by (used in) financing activities	$ (33,580)	$ 5,685	$ (16,361)	$ 376,345	$ 320,252

(3) Current Communities consist of all communities other than those which are still under construction and have not received a final certificate of occupancy.

Forward-Looking Statements

This Annual Report, including the footnotes to our Consolidated Financial Statements which immediately follows, contains "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by our use of the words "believe," "expect," "anticipate," "intend," "estimate," "assume," "project," and other similar expressions in this Annual Report, that predict or indicate future events and trends or that do not report historical matters. In addition, information concerning the following are forward-looking statements:

- the timing and cost of completion of apartment communities under construction, reconstruction, development or redevelopment;
- the timing of lease-up and occupancy of apartment communities;
- the pursuit of land on which we are considering future development;
- cost, yield and earnings estimates; and
- the development of management information systems by companies in which we have an investment and our implementation and use of those systems.

We cannot assure the future results or outcome of the matters described in these statements; rather, these statements merely reflect our current expectations of the approximate outcomes of the matters discussed. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, some of which are beyond our control. These risks, uncertainties and other factors may cause our actual results, performance or achievements to differ materially from the anticipated future results, performance or achievements expressed or implied by these forward-looking statements. Some of the factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements include, but are not limited to, the following:

- we may fail to secure development opportunities due to an inability to reach agreements with third parties or to obtain desired zoning and other local approvals;
- we may abandon or defer development opportunities for a number of reasons, including changes in local market conditions which make development less desirable, increases in costs of development and increases in the cost of capital;
- construction costs of a community may exceed our original estimates;
- we may not complete construction and lease-up of communities under development or redevelopment on schedule, resulting in increased interest expense and construction costs and reduced rental revenues;
- occupancy rates and market rents may be adversely affected by local economic and market conditions which are beyond our control;

- financing may not be available on favorable terms or at all, and our cash flow from operations and access to cost effective capital may be insufficient for the development of our pipeline and could limit our pursuit of opportunities;
- our cash flow may be insufficient to meet required payments of principal and interest, and we may be unable to refinance existing indebtedness or the terms of such refinancing may not be as favorable as the terms of existing indebtedness;
- we may be unsuccessful in managing our current growth in the number of apartment communities; and
- software applications and ancillary services being developed by companies in which we have invested may be unsuccessful in achieving their business plans or unsuccessful in obtaining additional funding, which could lead to a partial or complete loss of our investment in these companies.

You should read our Consolidated Financial Statements and notes included in this report in conjunction with the following discussion. These forward-looking statements represent our estimates and assumptions only as of the date of this report. We do not undertake to update these forward-looking statements, and you should not rely upon them after the date of this report.

Business Description and Community Information

AvalonBay is a Maryland corporation that has elected to be treated as a real estate investment trust, or REIT, for federal income tax purposes. We focus on the ownership and operation of upscale apartment communities (which generally command among the highest rents in their submarkets) in high barrier-to-entry markets of the United States. This is because we believe that, long term, the limited new supply of upscale apartment homes in these markets will result in larger increases in cash flows relative to other markets. These barriers-to-entry generally include a difficult and lengthy entitlement process with local jurisdictions and dense in-fill locations where zoned and entitled land is in limited supply. These markets are located in the Northeast, Mid-Atlantic, Midwest, Pacific Northwest, and Northern and Southern California regions of the United States.

We are a fully-integrated real estate organization with in-house expertise in the following areas:

- development and redevelopment;
- construction and reconstruction;
- leasing and management;
- acquisition and disposition;
- financing;
- marketing; and
- information technologies.

We believe apartment communities present an attractive investment opportunity compared to other real estate investments because a broad potential resident base results in relatively stable demand during all phases of a real estate cycle. With our expertise and in-house capabilities, we believe we are well-positioned to continue to pursue opportunities to develop and acquire upscale apartment homes in our target markets. Our ability to identify or pursue attractive opportunities, however, is affected by capital market conditions, including prevailing interest rates, and by the availability of attractively priced opportunities. Given current capital market and real estate market conditions, we are carefully considering the appropriate allocation of capital investment among development and redevelopment communities as well as the acquisition of established communities. We intend to pursue these investments in markets where constraints to new supply exist and where new household formations have out-paced multifamily permit activity in recent years.

Our real estate investments consist primarily of current operating apartment communities, communities in various stages of development, and development rights (i.e., land or land options held for development). Our current operating communities are further distinguished as Established, Other Stabilized, and Redevelopment. A description of these categories and operating performance information can be found in Note 9, "Segment Reporting," in our Consolidated Financial Statements included in this report.

On December 31, 2001, we owned or had an ownership interest in these categories as follows:

	Number of communities	Number of apartment homes
Current Communities		
Established Communities:		
Northeast	20	5,416
Mid-Atlantic	18	5,297
Midwest	6	1,591
Pacific Northwest	2	486
Northern California	27	7,851
Southern California	11	3,112
Total Established	84	23,753
Other Stabilized Communities:		
Northeast	16	4,313
Mid-Atlantic	3	1,125
Midwest	3	1,033
Pacific Northwest	10	2,673
Northern California	3	1,038
Southern California	4	1,397
Total Other Stabilized	39	11,579
Redevelopment Communities	3	1,896
Total Current Communities	126	37,228
Development Communities	15	3,963
Development Rights	30	8,918

Results of Operations and Funds From Operations

A comparison of our operating results for the years 2001, 2000, and 1999 follows:

(dollars in thousands)	2001	2000	Change $	Change %	2000	1999	Change $	Change %
Revenue:								
Rental income	$637,379	$571,943	$65,436	11.4%	$571,943	$504,567	$67,376	13.4%
Management fees	1,325	1,051	274	26.1%	1,051	1,176	(125)	(10.6%)
Other income	2,953	401	2,552	636.4%	401	236	165	69.9%
Total revenue	641,657	573,395	68,262	11.9%	573,395	505,979	67,416	13.3%
Expenses:								
Operating, excluding property taxes	161,887	142,664	19,223	13.5%	142,664	135,517	7,147	5.3%
Property taxes	52,201	46,958	5,243	11.2%	46,958	42,701	4,257	10.0%
Total operating expenses	214,088	189,622	24,466	12.9%	189,622	178,218	11,404	6.4%
Net operating income	427,569	383,773	43,796	11.4%	383,773	327,761	56,012	17.1%
Interest expense	103,203	83,609	19,594	23.4%	83,609	74,699	8,910	11.9%
Depreciation expense	130,079	122,610	7,469	6.1%	122,610	109,759	12,851	11.7%
General and administrative	15,224	13,013	2,211	17.0%	13,013	9,592	3,421	35.7%
Non-recurring charges	—	—	—	—	—	16,782	(16,782)	(100.0%)
Total other expenses	248,506	219,232	29,274	13.4%	219,232	210,832	8,400	4.0%
Equity in income of unconsolidated entities	856	2,428	(1,572)	(64.7%)	2,428	2,867	(439)	(15.3%)
Interest income	6,823	4,764	2,059	43.2%	4,764	7,362	(2,598)	(35.3%)
Minority interest of unitholders in consolidated partnerships	(597)	(1,908)	1,311	(68.7%)	(1,908)	(1,975)	67	(3.4%)
Income before gain on sale of communities	186,145	169,825	16,320	9.6%	169,825	125,183	44,642	35.7%
Gain on sale of communities	62,852	40,779	22,073	54.1%	40,779	47,093	(6,314)	(13.4%)
Net income	248,997	210,604	38,393	18.2%	210,604	172,276	38,328	22.2%
Preferred dividends	(32,497)	(39,779)	7,282	(18.3%)	(39,779)	(39,779)	—	0.0%
Net income available to common stockholders	$216,500	$170,825	$45,675	26.7%	$170,825	$132,497	$38,328	28.9%

Net income available to common stockholders increases in 2001 and 2000 over the prior years are primarily attributable to gain on sale of communities, additional net operating income from newly developed and redeveloped communities as well as growth in operating income from Established Communities. Net operating income from newly developed and redeveloped communities exceeded the corresponding cost of capital (primarily debt) used to develop or redevelop these communities.

During each of the last three years, we have funded a portion of our development and redevelopment activities through the sale of assets that did not meet our long-term investment criteria. The short-term effect of a sale of a community is that net operating income will be negatively impacted because that community's contribution to net operating income has been eliminated and the development or redevelopment community in which the proceeds from the sale are being invested is not yet complete. There will also be less interest expense than would otherwise be incurred as the proceeds from the sale of communities are initially used to repay amounts outstanding on our unsecured credit facility. We believe that, once stabilized, the net operating income generated by the newly developed and redeveloped communities will be higher than the net operating income from the assets sold.

Net operating income increases generated in 2001 and 2000 over the prior years resulted from changes in the following categories:

	2001 Increase	2000 Increase
Established Communities	$21,783,000	$22,162,000
Other Stabilized Communities	27,922,000	39,575,000
Communities sold	(14,649,000)	(19,629,000)
Development and Redevelopment Communities	13,596,000	19,228,000
Central operating overhead	(4,856,000)	(5,324,000)
Total net operating income increase	$43,796,000	$56,012,000

These net operating income increases were largely due to the relatively high occupancy and market rents experienced in 2000, which were carried into 2001. As we begin to experience the full effects of the recession, we expect net operating income from Established Communities to decline during the first half of 2002, while total net operating income will increase modestly. If the economy recovers as anticipated in the second half of 2002, we expect to experience modest net operating income growth from Established Communities during that period.

Rental income increases in 2001 and 2000 over the prior year are primarily due to an increase in the weighted average monthly rental income per occupied apartment home and an increase in the weighted average number of occupied apartment homes.

- **Overall Portfolio**—The weighted average number of occupied apartment homes increased to 34,417 apartment homes for 2001 compared to 33,976 apartment homes for 2000 and 33,726 in 1999. These changes are primarily the result of development, redevelopment and acquisition of new communities partially offset by (i) the sale of communities and (ii) for 2001, occupancy declines related to the national recession and softening conditions in certain of our markets. The weighted average monthly revenue per occupied apartment home increased to $1,543 in 2001 compared to $1,402 in 2000 and $1,242 in 1999. Monthly revenue per occupied apartment home and occupancy levels may decline in 2002 as our portfolio is affected by the national recession.

- **Established Communities**—Rental revenue increased $26,268,000 (6.6%) in 2001 and $25,911,000 (8.9%) in 2000. The increase in 2001 is due to market conditions during the past year that allowed for higher average rents partially offset by lower economic occupancy levels. Economic occupancy takes into account the fact that apartment homes of different sizes and locations have different economic impacts on a community's gross revenue and measures the percentage impact on gross revenue that the vacant apartments would have if the community were otherwise fully leased at current market rents. For 2001, the weighted average monthly revenue per occupied apartment home increased $130 (9.1%) to $1,558 compared to $1,432 for 2000. The average economic occupancy decreased from 97.6% in 2000 to 95.4% for 2001.

Although most of our markets have been effected by the current recession, we have observed the most volatility in market rents and occupancy in certain Northern California sub-markets over the past two years, which accounts for approximately 37.2% of current Established Community rental revenue. This volatility in rents and occupancy was partially related to volatility in the technology sector that comprises a significant portion of the Northern California economy. While market rental rates increased substantially in 2000, we have experienced a 22.0% decline in market rental rates for that region during 2001. Economic occupancy decreased in the Northern California region, from 97.8% for 2000 to 93.9% for 2001. We could see further declines in occupancy and market rents as this market resets to more sustainable levels. Also in 2001, we experienced greater volatility in occupancy related to our corporate and furnished apartment homes throughout our portfolio, partially due to reduced business travel. Our exposure to these homes fell from a peak of approximately 7.0% to approximately 4.5% of our current portfolio at year end.

Operating expenses, excluding property taxes increased primarily due to the addition of newly developed, redeveloped and acquired apartment homes. In 2001, separation costs of $2,493,000 due to the departure of a senior executive during the first quarter contributed to the increase for that year. Maintenance, insurance and other costs associated with Development and Redevelopment Communities go from being capitalized when the community is under construction to expensed when and as homes within the community receive a certificate of occupancy. Insurance expense has increased over the past two years, particularly during 2001 as the insurance and reinsurance markets deteriorated, resulting in higher insurance costs for the entire real estate sector. We renewed our general liability policy on August 1, 2001 and our property coverage on November 1, 2001. While the terms of our insurance coverage has not materially changed, the level of our deductible and premium costs increased significantly. We expect that our insurance costs will increase in 2002 by approximately $9.2 million (of which $4 million is for the primary layer of property coverage) including the cost of deductible allocations, which now represents uninsured losses that previously would have been covered by insurance. The remaining $5.2 million increase is for the upper layers of property coverage and casualty coverage.

For Established Communities, 2001 operating expenses, excluding property taxes and unallocated overhead expenses, increased $3,559,000 (4.8%) to $76,995,000 due to increases in insurance, utilities, marketing and office and administration expenses. During 2000, operating expenses increased $2,754,000 (4.7%) due to higher payroll, insurance, decorating and maintenance costs which were partially offset by lower utility and marketing costs.

Property taxes increased due to higher assessments and the addition of newly developed, redeveloped or acquired apartment homes, partially offset by the sale of communities. Property taxes on Development and Redevelopment Communities are capitalized while the community is under construction. We begin to expense these costs as homes within the community receive a certificate of occupancy.

For Established Communities, the increase in property taxes in 2001 of $969,000 was primarily due to higher assessments throughout all regions. The increase in 2000 was primarily due to an adjustment made in 1999 to eliminate accrued but unassessed taxes and payments made in 2000 to settle prior year assessments.

Interest expense increased in 2001 primarily due to the issuance of $350,000,000 of unsecured notes during the second half of 2000 and the issuance of $300,000,000 of unsecured notes in September 2001. The increase in interest expense in 2000 compared to 1999 was due to the issuance of unsecured notes, an increase in short term interest rates and a decrease in capitalized interest. We expect to issue $200,000,000 or more of unsecured debt in 2002, of which $100,000,000 will be used to refinance maturing unsecured debt.

Depreciation expense changes are primarily related to the timing of asset sales, acquisitions and completion of development or redevelopment activities. Depreciation expense increased $7,469,000 and $12,851,000 in 2001 and 2000, respectively. We expect that depreciation expense will continue to increase during 2002 as we anticipate a reduction in asset sales compared to prior years.

General and administrative expense increased in 2001 primarily due to an increase in office personnel and related payroll costs and compensation expense of $784,000 related to the retirement of a senior executive. Contributing to the increase in 2000, there was an increase in compensation expense for a senior officer, whose salary was expensed in 2000 but capitalized in 1999 while he served the company in a different capacity and consulting costs related to services provided by a former senior officer.

Equity in income of unconsolidated joint ventures represents our share of net income or loss from joint ventures. The decrease in 2001 related primarily to our pro rata share of net losses from a technology investment accounted for under the equity method as well as a valuation allowance of $934,000 for an investment in a technology company accounted for under the cost method.

Interest income during 2001 increased due to higher average cash balances invested. The decrease in interest income during 2000 related primarily to the sale of the Fairlane Woods participating mortgage note in the fourth quarter of 1999.

Gain on sale of communities of $62,852,000, $40,779,000, and $47,093,000 were realized in 2001, 2000, and 1999, respectively. These gains are the result of our strategy to sell communities that do not meet our long-term strategic objectives and redeploy the proceeds to current Development and Redevelopment Communities. The amount of gains realized depend on many factors, including the number of communities sold, the size and carrying value of those communities, and the market conditions in the local area. In 2002, we expect to decrease our disposition activity compared to recent years.

Funds from Operations

We consider Funds from Operations ("FFO") to be an appropriate measure of our operating performance because it helps investors understand our ability to incur and service debt and to make capital expenditures. We believe that to understand our operating results, FFO should be examined with net income as presented in the Consolidated Statements of Operations and Comprehensive Income included elsewhere in this report. FFO is determined in accordance with a definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts, and is defined as:

~ net income or loss computed in accordance with generally accepted accounting principles ("GAAP"), except that excluded from net income or loss are gains or losses on sales of property and extraordinary (as defined by GAAP) gains or losses on debt restructuring;

~ plus depreciation of real estate assets; and

~ after adjustments for unconsolidated partnerships and joint ventures.

FFO does not represent cash generated from operating activities in accordance with GAAP. Therefore it should not be considered an alternative to net income as an indication of our performance. FFO should also not be considered an alternative to net cash flows from operating activities, as determined by GAAP, or as a measure of liquidity. Additionally, it is not necessarily indicative of cash available to fund cash needs. Further, FFO as calculated by other REITs may not be comparable to our calculation of FFO. The following is a reconciliation of net income to FFO and a presentation of GAAP based cash flow metrics:

	Years ended		
(dollars in thousands)	2001	2000	1999
Funds from Operations			
Net income	$ 248,997	$ 210,604	$ 172,276
Preferred dividends	(32,497)	(39,779)	(39,779)
Depreciation—real estate assets	126,984	119,416	107,928
Joint venture adjustments	1,102	792	751
Minority interest expense	1,559	1,759	1,975
Gain on sale of communities	(62,852)	(40,779)	(47,093)
Funds from Operations	$ 283,293	$ 252,013	$ 196,058
GAAP based Cash Flow Metrics			
Net cash provided by operating activities	$ 308,723	$ 296,462	$ 251,779
Net cash used in investing activities	$(259,391)	$(252,534)	$(236,687)
Net cash provided by (used in) financing activities	$ (33,580)	$ 5,685	$ (16,361)

Capitalization of Fixed Assets and Community Improvements

Our policy with respect to capital expenditures is generally to capitalize only non-recurring expenditures. We capitalize improvements and upgrades only if the item:

- exceeds $15,000;
- extends the useful life of the asset; and
- is not related to making an apartment home ready for the next resident.

Under this policy, virtually all capitalized costs are non-recurring, as recurring make-ready costs are expensed as incurred. Recurring make-ready costs include the following:

- carpet and appliance replacements;
- floor coverings;
- interior painting; and
- other redecorating costs.

We capitalize purchases of personal property, such as computers and furniture, only if the item is a new addition and the item exceeds $2,500. We generally expense purchases of personal property made for replacement purposes. For Established and Other Stabilized Communities, we recorded non-revenue generating capitalized expenditures of approximately $251 per apartment home in 2001 and $225 per apartment home in 2000. The average maintenance expense, including carpet and appliance replacements, related to these communities was $1,196 per apartment home in 2001 and $1,145 in 2000. We anticipate that capitalized costs per apartment home will gradually increase as the average age of our communities increases.

Liquidity and Capital Resources

Liquidity The primary source of liquidity is our cash flows from operations. Operating cash flows have historically been determined by:

- the number of apartment homes;
- rental rates;
- occupancy levels; and
- our expenses with respect to these apartment homes.

The timing, source and amount of cash flows provided by financing activities and used in investing activities are sensitive to the capital markets environment, particularly to changes in interest rates. Changes in the capital markets environment affect our plans for undertaking construction and development as well as acquisition activity.

Cash and cash equivalents totaled $72,986,000 on December 31, 2001, an increase of $15,752,000 for the year. The following discussion relates to changes in cash due to operating, investing and financing activities, which are presented in our Consolidated Statements of Cash Flows included in this report.

Operating Activities—Net cash provided by operating activities increased to $308,723,000 in 2001 from $296,462,000 in 2000 primarily due to additional operating income from newly developed and redeveloped communities as well as growth in operating income from Established Communities, partially offset by the loss of operating income from communities sold.

Investing Activities—Net cash used in investing activities of $259,391,000 in 2001 related to investments in assets through development and redevelopment of apartment communities partially offset by proceeds from the sales of apartment communities.

During 2001, we invested $484,604,000 in the purchase and development of real estate.

- We began the development of nine new communities. These communities are expected to contain a total of 2,135 apartment homes upon completion, and the total investment, including land acquisition costs, is projected to be approximately $362,000,000. Also, we completed the development of six new communities containing a total of 1,656 apartment homes for a total investment of $274,000,000.
- We acquired six land parcels during 2001 on which construction has not yet commenced. If developed in the manner expected, we expect that the six new communities developed on these parcels would contain a total of 1,615 apartment homes at an investment, including land acquisition costs of $52,110,000, of approximately $331,000,000. In addition, we continue to hold three parcels of land purchased prior to January 2001 that if developed in the manner expected would contain three new communities with a total of 537 apartment homes. Total land held for future development, including carrying cost, totals $66,608,000.
- We completed the redevelopment of one community containing 294 apartment homes during 2001 for a total investment in redevelopment (i.e. excluding acquisition costs) of $24,400,000.
- We acquired three communities, containing 995 apartment homes, for approximately $129,300,000. We acquired these communities in connection with a fixed price forward purchase agreement signed in 1997 with an unaffiliated party.

The development and redevelopment of communities involves risks that the investment will fail to perform in accordance with expectations. See "Risks of Development and Redevelopment" in Part I of our Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission, for a further discussion of these and other risks inherent in developing or redeveloping communities.

We sold seven apartment communities during 2001 as we seek to optimize the level of our geographical concentration in selected high barrier-to-entry markets when market conditions are favorable. The net proceeds of $238,545,000 generated by these sales are being used to develop and redevelop communities currently under construction or reconstruction. We deposited the proceeds from two of these sales into a cash escrow account to facilitate a like-kind exchange transaction. The remaining proceeds were invested or used to reduce amounts outstanding under our variable rate unsecured credit facility until needed to fund development or redevelopment activities.

Financing Activities—Net cash used in financing activities totaled $33,580,000 for the year ended December 31, 2001, primarily due to dividends paid and the redemption of our Series F and Series G Preferred Stock, partially offset by the proceeds from the issuance of $300,000,000 of senior notes in September 2001. See Note 3 "Notes Payable, Unsecured Notes and Credit Facility" and Note 4 "Stockholders Equity" in our Consolidated Financial Statements, for additional information.

We regularly review our short and long-term liquidity needs, the adequacy of Funds from Operations, as defined above, and other expected liquidity sources to meet these needs. We believe our principal short-term liquidity needs are to fund:

- normal recurring operating expenses;
- debt service payments;
- the distributions required with respect to preferred stock;

- the minimum dividend payments required to maintain our REIT qualification under the Internal Revenue Code of 1986;
- opportunities for the acquisition of improved property; and
- development and redevelopment activity in which we are currently engaged.

We anticipate that we can fully satisfy these needs from a combination of cash flows provided by operating activities and capacity under the unsecured credit facility.

One of our principal long-term liquidity needs is the repayment of medium and long-term debt at the time at which such debt matures. For unsecured senior notes, we anticipate that no significant portion of the principal of these notes will be repaid prior to maturity. The balance of our unsecured notes at December 31, 2001 was $1,635,000,000 and the balance of our mortgage notes payable at December 31, 2001 was $447,769,000. Scheduled payments and maturities of notes payable and unsecured notes approximate $150,000,000 per year over the next five years. See Note 3 "Notes Payable, Unsecured Notes and Credit Facility" in our Consolidated Financial Statements for a schedule of these payments. If we do not have funds on hand sufficient to repay our indebtedness, it will be necessary for us to refinance this debt. This refinancing may be accomplished by additional debt financing that is collateralized by mortgages on individual communities or groups of communities, by uncollateralized private or public debt offerings or by additional equity offerings. We also anticipate having significant retained cash flow in each year so that when a debt obligation matures, some or all of each maturity can be satisfied from this retained cash. Although we believe we will have the capacity to meet our long-term liquidity needs, we cannot assure you that additional debt financing or debt or equity offerings will be available or, if available, that they will be on terms we consider satisfactory.

Capital Resources We intend to match the long-term nature of our real estate assets with long-term cost effective capital to the extent permitted by prevailing market conditions. Since January 1, 2000, external sources of debt capital used to fund investment activities totaled $650,000,000, representing issuances of ten year senior unsecured debt. During this same two year period, cash flow from operating activities exceeded dividends paid by $216,000,000. We expect both sources of capital to remain available to meet our capital needs for the foreseeable future.

Variable Rate Unsecured Credit Facility

Our unsecured revolving credit facility is furnished by a consortium of banks and provides $500,000,000 in short-term credit. Under the terms of the credit facility, if the Company elects to increase the facility up to $650,000,000, the consortium of banks cannot prohibit such an increase of the facility and the increased lending commitment could be provided by one or more banks (from the consortium or otherwise) to the extent they choose to commit to lend additional funds. We pay participating banks an annual facility fee of $750,000 in equal quarterly installments. The unsecured credit facility bears interest at varying levels tied to the London Interbank Offered Rate (LIBOR) based on ratings levels achieved on our unsecured notes and on a maturity schedule selected by us. The current stated pricing is LIBOR plus 0.60% per annum (2.5% on March 1, 2002). A competitive bid option is available for borrowings of up to $400,000,000. This option allows banks that are part of the lender consortium to bid to provide us loans at a rate that is lower than the stated pricing provided by the unsecured credit facility. The competitive bid option may result in lower pricing if market conditions allow. Pricing under the competitive bid option resulted in average pricing of LIBOR plus 0.43% for amounts most recently borrowed under the competitive bid option. At March 1, 2002, zero was outstanding, $85,820,000 was used to provide letters of credit and $414,180,000 was available for borrowing under the unsecured credit facility.

Interest Rate Protection Agreements

We are not a party to any long-term interest rate agreements, other than interest rate protection and swap agreements on approximately $167,000,000 of our variable rate tax-exempt indebtedness. We intend, however, to evaluate the need for long-term interest rate protection agreements as interest rate market conditions dictate, and we have engaged a consultant to assist in managing our interest rate risks and exposure.

Future Financing and Capital Needs

As of December 31, 2001, we had 15 new communities under construction. Also, one additional community is being built by an unaffiliated third party with whom we have entered into a fixed price forward purchase commitment. As of December 31, 2001, a total estimated cost of $404,682,000 remained to be invested in these communities. In addition, we had three other communities under reconstruction, for which an estimated $10,191,000 remained to be invested.

Substantially all of the capital expenditures necessary to complete the communities currently under construction and reconstruction will be funded from:

- the remaining capacity under our current $500,000,000 unsecured credit facility;
- the net proceeds from sales of existing communities;
- retained operating cash; and/or
- the issuance of debt or equity securities.

We expect to continue to fund development costs related to pursuing Development Rights from retained operating cash and borrowings under the unsecured credit facility. We believe these sources of capital will be adequate to take the proposed communities to the point in the development cycle where construction can begin. Before planned reconstruction activity or the construction of a Development Right begins, we intend to arrange adequate financing to complete these undertakings, although we cannot assure you that we will be able to obtain such financing. In the event that financing cannot be obtained, we may have to abandon Development Rights, write-off associated pursuit costs that were capitalized and/or forego reconstruction activity. In such instances, we will not realize the increased revenues and earnings that we expected from such pursuits, and the related write-off of costs will increase current period expenses.

Our liquidity could be adversely impacted by expanding development and acquisition activities and/or reduced capital (as compared to prior years) available from asset sales. To meet the balance of our liquidity needs under such conditions, we would need to arrange additional capacity under our existing unsecured credit facility, sell additional existing communities and/or issue additional debt or equity securities. While we believe we have the financial position to expand our short-term credit capacity and support our capital markets activity, we cannot assure you that we will be successful in completing these arrangements, sales or offerings. The failure to complete these transactions on a cost-effective basis could have a material adverse impact on our operating results and financial condition, including the abandonment of development pursuits and a resulting charge to earnings.

It is our policy to sell assets that do not meet our long-term investment criteria when market conditions are favorable, and to redeploy the proceeds. Under our disposition program, we solicit competing bids from unrelated parties for these individual assets and consider the sales price and tax ramifications of each proposal. We intend to actively seek buyers for communities that we determine to hold for sale. However, we cannot assure you that the assets can be sold on terms that we consider satisfactory. We expect to significantly curtail our disposition program in 2002 in response to anticipated real estate and capital markets conditions.

We have minority interest investments in five technology companies, including Constellation Real Technologies LLC, an entity formed by a number of real estate investment trusts and real estate operating companies for the purpose of investing in multi-sector real estate technology opportunities. Our original commitment to Constellation was $4 million. Constellation has proposed a reduction in the aggregate amount of capital commitments from its members. If that proposal is accepted, our revised commitment would fall to $2.6 million. As of March 1, 2002, we have contributed approximately $959,000. In January 2002, we invested an additional $2.3 million in Realeum, Inc., a company involved in the development and deployment of a property management and leasing automation system. Pursuant to an agreement with Realeum, Inc., we will utilize the property management and leasing automation system in exchange for payments under a licensing arrangement. Realeum, Inc. is negotiating licensing arrangements with other real estate companies unaffiliated with AvalonBay. As of March 1, 2002, the total remaining carrying value of our investments in the five technology companies was $4.8 million. We have no obligation to contribute additional funds, other than the commitment to Constellation described above.

Redemption of Preferred Stock

In June 2001, we redeemed all 4,455,000 outstanding shares of our 9.00% Series F Cumulative Redeemable Preferred Stock at a price of $25.00 per share, plus $0.1625 in accrued and unpaid dividends, for an aggregate redemption price of $25.1625 per share. In October 2001, we redeemed all 4,300,000 outstanding shares of our 8.96% Series G Cumulative Redeemable Preferred Stock at a price of $25.00 per share, plus $0.4418 in accrued and unpaid dividends, for an aggregate redemption price of $25.4418 per share. We currently have other series of redeemable preferred stock outstanding having an aggregate stated value of $239,192,500. These series become redeemable at our option at various times over the next seven years. As such series become redeemable, we will evaluate the requirements necessary for such redemptions as well as the cost-effectiveness based on the existing market conditions. The following preferred stock series remain outstanding:

Series	Shares outstanding March 1, 2002	Payable quarterly	Annual rate	Liquidation preference	Non-redeemable prior to
C	2,300,000	March, June, September, December	8.50%	$25	June 20, 2002
D	3,267,700	March, June, September, December	8.00%	$25	December 15, 2002
H	4,000,000	March, June, September, December	8.70%	$25	October 15, 2008

Inflation

Substantially all of our leases are for a term of one year or less. This may enable us to realize increased rents upon renewal of existing leases or the beginning of new leases. Short-term leases generally minimize our risk from the adverse effects of inflation, although these leases generally permit residents to leave at the end of the lease term without penalty. We believe that short-term leases, combined with relatively consistent demand, results in rents and cash flow which provide an attractive inflation hedge.

Critical Accounting Policies

Our accounting policies are in conformity with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements. Below is a discussion of accounting policies which we consider critical in that they may require complex judgment in their application or require estimates about matters which are inherently uncertain. Additional discussion of accounting policies which we consider significant, including further discussion of the critical accounting policies described below, can be found in the notes to our Consolidated Financial Statements.

Real Estate Development Rights With few exceptions, we capitalize pre-development costs incurred in pursuit of new development opportunities. These costs include legal fees, design fees and related overhead costs. The accompanying Consolidated Financial Statements include a charge to expense to provide an allowance for unrecoverable capitalized pre-development costs that may be written off if we determine that a pre-development community is unlikely to be developed.

Real Estate If there is an event or change in circumstance that indicates an impairment in the value of a community, our policy is to assess the impairment by making a comparison of the current and projected operating cash flows of the community over its remaining useful life, on an undiscounted basis, to the carrying amount of the community. If the carrying amount is in excess of the estimated projected operating cash flows of the community, we would recognize an impairment loss equivalent to an amount required to adjust the carrying amount to its estimated fair market value. We have not recognized an impairment loss in 2001, 2000 or 1999 on any real estate.

Investments in Technology Companies The Company has minority interest investments in five technology companies. As of March 1, 2002, the total remaining carrying value of these investments, net of an allowance of $934,000, was $4,819,000. If there is an event or change in circumstance that indicates a loss in the value of an investment, our policy is to record the loss and reduce the value of the investment to its fair value. A loss in value would be indicated if we could not recover the carrying value of the investment or if the investee could not sustain an earnings capacity that would justify the carrying amount of the investment. Due to the nature of these investments, an impairment in value can be difficult to determine.

Legal Contingencies We are subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are frequently covered by insurance. While the resolution of these matters cannot be predicted with certainty, we believe the final outcome of such matters will not have a material adverse effect on our financial position or the results of operations. Once it has been determined that a loss is probable to occur, the estimated amount of the loss is recorded in the financial statements. Both the amount of the loss and the point at which its occurrence is considered probable can be difficult to determine.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain financial market risks, the most predominant being fluctuations in interest rates. Interest rate fluctuations are monitored by us as an integral part of our overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effect on our results of operations. The effect of interest rate fluctuations historically has been small relative to other factors affecting operating results, such as rental rates and occupancy. The specific market risks and the potential impact on our operating results are described below.

Our operating results are affected by changes in interest rates as a result of borrowings under our variable rate unsecured credit facility as well as outstanding bonds with variable interest rates. We had $125,274,000 and $67,960,000 in variable rate debt outstanding as of December 31, 2001 and 2000, respectively. If interest rates on the variable rate debt had been 100 basis points higher throughout 2001 and 2000, our annual interest costs would have increased by approximately $1,500,000 and $2,500,000, respectively, based on balances outstanding during the applicable years.

We currently use interest rate swap agreements to reduce the impact of interest rate fluctuations on certain variable rate indebtedness. Under swap agreements,

- we agree to pay to a counterparty the interest that would have been incurred on a fixed principal amount at a fixed interest rate (generally, the interest rate on a particular treasury bond on the date the agreement is entered into, plus a fixed increment), and
- the counterparty agrees to pay to us the interest that would have been incurred on the same principal amount at an assumed floating interest rate tied to a particular market index.

As of December 31, 2001, the effect of swap agreements is to fix the interest rate on approximately $167,272,000 of our variable rate tax-exempt debt. Furthermore, swap agreements fix the interest rate on approximately $23,500,000 of unconsolidated variable rate debt as of December 31, 2001. The swap agreements were not electively entered into by us but, rather, were a requirement of either the bond issuer or the credit enhancement provider related to certain of our tax-exempt bond financings. Because the counterparties providing the swap agreements are major financial institutions which have an A+ or better credit rating by the Standard & Poor's Ratings Group and the interest rates fixed by the swap agreements are significantly higher than current market rates for such agreements, we do not believe there is exposure at this time to a default by a counterparty provider.

Consolidated Balance Sheets

(Dollars in thousands, except per share data)	12-31-01	12-31-00
Assets		
Real estate:		
Land	$ 825,118	$ 742,863
Buildings and improvements	3,465,166	3,047,560
Furniture, fixtures and equipment	113,278	98,880
	4,403,562	3,889,303
Less accumulated depreciation	(447,026)	(316,045)
Net operating real estate	3,956,536	3,573,258
Construction in progress (including land)	434,307	418,583
Communities held for sale, net	—	208,118
Total real estate, net	4,390,843	4,199,959
Cash and cash equivalents	72,986	57,234
Cash in escrow	49,965	16,733
Resident security deposits	20,370	18,281
Investments in unconsolidated real estate joint ventures	15,066	12,215
Deferred financing costs, net	20,357	15,265
Deferred development costs, net	26,038	16,359
Participating mortgage notes	21,483	21,483
Prepaid expenses and other assets	47,181	39,696
Total assets	$4,664,289	$4,397,225
Liabilities And Stockholders' Equity		
Unsecured notes	$1,635,000	$1,335,000
Variable rate unsecured credit facility	—	—
Mortgage notes payable	447,769	394,924
Dividends payable	49,007	47,572
Payables for construction	43,656	19,997
Accrued expenses and other liabilities	51,052	46,771
Accrued interest payable	38,841	32,829
Resident security deposits	29,216	28,138
Total liabilities	2,294,541	1,905,231
Minority interest of unitholders in consolidated partnerships	55,193	49,501
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value; $25 liquidation preference; 50,000,000 shares authorized at both December 31, 2001 and December 31, 2000; 9,567,700 and 18,322,700 shares outstanding at December 31, 2001 and December 31, 2000, respectively.	96	183
Common stock, $.01 par value; 140,000,000 shares authorized at both December 31, 2001 and December 31, 2000; 68,713,384 and 67,191,542 shares both issued and outstanding at December 31, 2001 and December 31, 2000, respectively.	687	672
Additional paid-in capital	2,333,241	2,493,033
Deferred compensation	(7,489)	(3,550)
Dividends in excess of accumulated earnings	(3,497)	(47,845)
Accumulated other comprehensive loss	(8,483)	—
Total stockholders' equity	2,314,555	2,442,493
Total liabilities and stockholders' equity	$4,664,289	$4,397,225

See accompanying notes to Consolidated Financial Statements.

Consolidated Statements of Operations and Comprehensive Income

(Dollars in thousands, except per share data)	Year ended 12-31-01	12-31-00	12-31-99
Revenue:			
Rental income	$637,379	$571,943	$504,567
Management fees	1,325	1,051	1,176
Other income	2,953	401	236
Total revenue	641,657	573,395	505,979
Expenses:			
Operating expenses, excluding property taxes	161,887	142,664	135,517
Property taxes	52,201	46,958	42,701
Interest expense	103,203	83,609	74,699
Depreciation expense	130,079	122,610	109,759
General and administrative	15,224	13,013	9,592
Non-recurring charges	—	—	16,782
Total expenses	462,594	408,854	389,050
Equity in income of unconsolidated entities	856	2,428	2,867
Interest income	6,823	4,764	7,362
Minority interest in consolidated partnerships	(597)	(1,908)	(1,975)
Income before gain on sale of communities	186,145	169,825	125,183
Gain on sale of communities	62,852	40,779	47,093
Net income	248,997	210,604	172,276
Dividends attributable to preferred stock	(32,497)	(39,779)	(39,779)
Net income available to common stockholders	$216,500	$170,825	$132,497
Other comprehensive loss:			
Cumulative effect of change in accounting principle	(6,412)	—	—
Unrealized loss on cash flow hedges	(2,071)	—	—
Other comprehensive loss	(8,483)	—	—
Comprehensive income	$208,017	$170,825	$132,497
Net income available to common stockholders:			
Per common share—basic	$ 3.19	$ 2.58	$ 2.05
Per common share—diluted	$ 3.12	$ 2.53	$ 2.03

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollars in thousands, except share data)	Shares issued		Amount		Additional paid-in capital	Deferred compen-sation	Dividends in excess of accumulated earnings	Accumulated other com-prehensive loss	Stock-holders' equity
	Preferred Stock	Common Stock	Preferred Stock	Common Stock					
Balance at December 31, 1998	18,322,700	63,887,126	$183	$639	$2,386,087	$(4,356)	$(68,116)	$ —	$2,314,437
Net income	—	—	—	—	—	—	172,276	—	172,276
Dividends declared to common and preferred stockholders	—	—	—	—	—	—	(173,667)	—	(173,667)
Issuance of Common Stock	—	1,870,883	—	19	56,423	(3,167)	—	—	53,275
Amortization of deferred compensation	—	—	—	—	—	3,964	—	—	3,964
Balance at December 31, 1999	18,322,700	65,758,009	183	658	2,442,510	(3,559)	(69,507)	—	2,370,285
Net income	—	—	—	—	—	—	210,604	—	210,604
Dividends declared to common and preferred stockholders	—	—	—	—	—	—	(188,942)	—	(188,942)
Issuance of Common Stock	—	1,433,533	—	14	50,523	(3,408)	—	—	47,129
Amortization of deferred compensation	—	—	—	—	—	3,417	—	—	3,417
Balance at December 31, 2000	18,322,700	67,191,542	183	672	2,493,033	(3,550)	(47,845)	—	2,442,493
Cumulative effect of change in accounting principle	—	—	—	—	—	—	—	(6,412)	(6,412)
Net income	—	—	—	—	—	—	248,997	—	248,997
Unrealized loss on cash flow hedges	—	—	—	—	—	—	—	(2,071)	(2,071)
Dividends declared to common and preferred stockholders	—	—	—	—	—	—	(204,649)	—	(204,649)
Redemption of Series F and G Preferred Stock	(8,755,000)	—	(87)	—	(218,908)	—	—	—	(218,995)
Issuance of Common Stock	—	1,521,842	—	15	59,116	(7,545)	—	—	51,586
Amortization of deferred compensation	—	—	—	—	—	3,606	—	—	3,606
Stockholders' equity, December 31, 2001	9,567,700	68,713,384	$96	$687	$2,333,241	$(7,489)	$(3,497)	$(8,483)	$2,314,555

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	For the year ended 12-31-01	12-31-00	12-31-99
Cash flows from operating activities:			
Net income	$248,997	$210,604	$172,276
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation expense	130,079	122,610	109,759
Amortization of deferred financing costs	3,716	2,924	2,668
Amortization of deferred compensation	3,606	3,417	3,964
Income allocated to minority interest in consolidated partnerships	597	1,908	1,975
Gain on sale of communities	(62,852)	(40,779)	(47,093)
Decrease (increase) in cash in operating escrows	41	1,144	(348)
Increase in resident security deposits, accrued interest receivable on participating mortgage notes, prepaid expenses and other assets	(20,386)	(21,059)	(2,775)
Increase in accrued expenses, other liabilities and accrued interest payable	4,925	15,693	11,353
Net cash provided by operating activities	308,723	296,462	251,779
Cash flows used in investing activities:			
Purchase and development of real estate	(484,604)	(435,332)	(516,261)
Proceeds from sale of communities, net of selling costs	238,545	156,086	285,263
Increase (decrease) in payables for construction	23,656	1,123	(29,276)
Sale of participating mortgage note	—	—	25,097
Increase in cash in section 1031 exchange escrows	(33,273)	(9,076)	—
Decrease (increase) in investments in unconsolidated real estate joint ventures	(2,851)	1,280	(1,510)
Proceeds received from real estate joint venture partners	—	33,385	—
Redemption of operating units in DownREIT partnerships	(864)	—	—
Net cash used in investing activities	(259,391)	(252,534)	(236,687)
Cash flows from financing activities:			
Issuance of common stock	50,912	36,203	53,275
Redemption of preferred stock and related costs	(218,995)	—	—
Dividends paid	(203,214)	(185,509)	(172,333)
Net repayments of unsecured credit facility	—	(178,600)	(150,400)
Issuance of secured mortgage notes payable	75,110	—	—
Proceeds from sale of unsecured notes	300,000	350,000	275,000
Repayments of notes payable	(22,265)	(35,123)	(33,579)
Payment of deferred financing costs	(8,808)	(4,428)	(3,654)
Contributions from (distributions to) minority partners	(6,320)	23,142	(3,425)
Refinancings of notes payable	—	—	18,755
Net cash provided by (used in) financing activities	(33,580)	5,685	(16,361)
Net increase (decrease) in cash and cash equivalents	15,752	49,613	(1,269)
Cash and cash equivalents, beginning of year	57,234	7,621	8,890
Cash and cash equivalents, end of year	$ 72,986	$ 57,234	$ 7,621
Cash paid during year for interest, net of amount capitalized	$ 88,996	$ 72,712	$ 60,705

See accompanying notes to Consolidated Financial Statements.

Supplemental disclosures of non-cash investing and financing activities (dollars in thousands):

During the year ended December 31, 2001:

- 762 units of limited partnership, valued at $36, were presented for redemption to the DownREIT partnership that issued such units and were acquired by the Company in exchange for an equal number of shares of the Company's common stock.
- the Company issued 619 units of limited partnership in DownREIT partnerships valued at $30 as consideration for acquisitions of apartment communities that were acquired pursuant to the terms of a forward purchase contract agreed to in 1997 with an unaffiliated party. In addition, the Company issued 256,940 units of limited partnership in a DownREIT partnership valued at $12,274 in connection with the formation of a DownREIT partnership and the acquisition by that partnership of land.
- 186,877 shares of restricted common stock were issued at a value of $8,570 and 19,646 shares of restricted stock were forfeited at a value of $235.
- $67 of deferred stock units were converted into 1,803 shares of common stock.
- the Company recorded a liability and a corresponding charge to Other comprehensive loss of $8,483 to adjust the Company's Swap Agreements (as defined in Note 5 of the notes to the Consolidated Financial Statements) to their fair value.
- Common and preferred dividends declared but not paid were $49,007.

During the year ended December 31, 2000:

- 1,520 units of limited partnership in DownREIT partnerships, valued at $60, were issued in connection with an acquisition for cash and units pursuant to a forward purchase contract agreed to in 1997 with an unaffiliated party.
- 304,602 units of limited partnership in DownREIT partnerships, valued at $10,926, were exchanged for an equal number of shares of the Company's common stock.
- 139,336 shares of restricted common stock were issued at a value of $4,703 and 50,310 shares of restricted stock were forfeited at a value of $1,668.
- Real estate assets valued at $5,394 were contributed to a limited liability company in exchange for a 25% membership interest.
- Common and preferred dividends declared but not paid totaled $47,572.

During the year ended December 31, 1999:

- 117,178 units of limited partnership in DownREIT partnerships, valued at $4,614, were issued in connection with an acquisition for cash and units pursuant to a forward purchase contract agreed to in 1997 with an unaffiliated party.
- 22,623 units of limited partnership in DownREIT partnerships, valued at $868, were exchanged for an equal number of shares of the Company's common stock.
- 97,456 shares of restricted common stock were issued at a value of $3,167.
- Common and preferred dividends declared but not paid totaled $44,139.

(Dollars in thousands, except per share data)

1. Organization and Significant Accounting Policies

Organization AvalonBay Communities, Inc. (the "Company," which term, unless the context otherwise requires, refers to AvalonBay Communities, Inc. together with its subsidiaries) is a Maryland corporation that has elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended. The Company focuses on the ownership and operation of upscale apartment communities in high barrier-to-entry markets of the United States. These markets are located in the Northeast, Mid-Atlantic, Midwest, Pacific Northwest, and Northern and Southern California regions of the country.

At December 31, 2001, the Company owned or held a direct or indirect ownership interest in 126 operating apartment communities containing 37,228 apartment homes in eleven states and the District of Columbia, of which three communities containing 1,896 apartment homes were under reconstruction. In addition, the Company owned 15 communities with 3,963 apartment homes under construction and rights to develop an additional 30 communities that, if developed as expected, will contain an estimated 8,918 apartment homes.

Principles of Consolidation The Company is the surviving corporation from the merger (the "Merger") of Bay Apartment Communities, Inc. ("Bay") and Avalon Properties, Inc. ("Avalon") on June 4, 1998, where Avalon shareholders received a 0.7683 share of common stock of the Company for each share owned of Avalon common stock. The Merger was accounted for under the purchase method of accounting, with the historical financial statements for Avalon presented prior to the Merger. At that time, Avalon ceased to legally exist, and Bay as the surviving legal entity adopted the historical financial statements of Avalon. Consequently, Bay's assets were recorded in the historical financial statements of Avalon at an amount equal to Bay's debt outstanding at that time plus the value of capital stock retained by the Bay stockholders, which approximates fair value. In connection with the Merger, the Company changed its name from Bay Apartment Communities, Inc. to AvalonBay Communities, Inc.

The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly-owned partnerships and certain joint venture partnerships in addition to subsidiary partnerships structured as DownREITs. All significant intercompany balances and transactions have been eliminated in consolidation.

In each of the partnerships structured as DownREITs, either the Company or one of the Company's wholly-owned subsidiaries is the general partner, and there are one or more limited partners whose interest in the partnership is represented by units of limited partnership interest. For each DownREIT partnership, limited partners are entitled to receive distributions before any distribution is made to the general partner. Although the partnership agreements for each of the DownREITs are different, generally the distributions per unit paid to the holders of units of limited partnership interests have approximated the Company's current common stock dividend per share. Each DownREIT partnership has been structured so that it is unlikely the limited partners will be entitled to a distribution greater than the initial distribution provided for in the partnership agreement. The holders of units of limited partnership interest have the right to present each unit of limited partnership interest for redemption for cash equal to the fair market value of a share of the Company's common stock on the date of redemption. In lieu of a cash redemption of a limited partner's unit, the Company may elect to acquire any unit presented for redemption for one share of common stock.

The Company has minority interest investments in five technology companies. The Company accounts for these unconsolidated entities in accordance with Accounting Principles Board ("APB") Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." In 2001, the Company applied the equity method of accounting to its investment in Realeum, Inc., a company involved in the development and deployment of a property management and leasing automation system. The remaining investments are accounted for under the cost method of accounting. As of December 31, 2001, the aggregate carrying value of our investment in these five companies, net of an allowance of $934, was $2,519. If there is an event or change in circumstance that indicates a loss in the value of the investment, the Company's policy is to record the loss and reduce the value of the investment to its fair value. A loss in value would be indicated if the Company could not recover the carrying value of the investment or if the investee could not sustain an earnings capacity that would justify the carrying amount of the investment.

Revenue Recognition Rental income related to leases is recognized on an accrual basis when due from residents in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." In accordance with the Company's standard lease terms, rental payments are generally due on a monthly basis. Any cash concessions given at the inception of the lease are amortized over the life of the lease—generally one year.

The following reconciles total revenue in conformity with generally accepted accounting principles ("GAAP") to total revenue adjusted to state concessions on a cash basis for the years ended December 31, 2001, 2000, and 1999:

	Year ended		
	12-31-01	12-31-00	12-31-99
Total revenue (GAAP basis)	$641,657	$573,395	$505,979
Concessions amortized	4,036	3,043	4,828
Concessions granted	(6,431)	(2,349)	(6,528)
Total revenue adjusted to state concessions on a cash basis	$639,262	$574,089	$504,279

Real Estate Significant expenditures which improve or extend the life of an asset are capitalized. The operating real estate assets are stated at cost and consist of land, buildings and improvements, furniture, fixtures and equipment, and other costs incurred during their development, redevelopment and acquisition. Expenditures for maintenance and repairs are charged to operations as incurred.

The Company's policy with respect to capital expenditures is generally to capitalize only non-recurring expenditures. Improvements and upgrades are capitalized only if the item exceeds $15, extends the useful life of the asset and is not related to making an apartment home ready for the next resident. Purchases of personal property, such as computers and furniture, are capitalized only if the item is a new addition. The Company generally expenses purchases of personal property made for replacement purposes.

The capitalization of costs during the development of assets (including interest and related loan fees, property taxes and other direct and indirect costs) begins when active development commences and ends when the asset is delivered and a final certificate of occupancy is issued. Cost capitalization during redevelopment of apartment homes (including interest and related loan fees, property taxes and other direct and indirect costs) begins when an apartment home is taken out-of-service for redevelopment and ends when the apartment home redevelopment is completed and the apartment home is placed in-service.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects," the Company capitalizes pre-development costs incurred in pursuit of new development opportunities for which the Company currently believes future development is probable. Future development of these communities is dependent upon various factors, including zoning and regulatory approval, rental market conditions, construction costs and availability of capital. The accompanying Consolidated Financial Statements include a charge to expense to provide an allowance for unrecoverable deferred development costs related to pre-development communities that are unlikely to be developed.

Depreciation is calculated on buildings and improvements using the straight-line method over their estimated useful lives, which range from seven to thirty years. Furniture, fixtures and equipment are generally depreciated using the straight-line method over their estimated useful lives, which range from three years (primarily computer related equipment) to seven years.

Lease terms for apartment homes are generally one year or less. Rental income and operating costs incurred during the initial lease-up or post-redevelopment lease-up period are fully recognized as they accrue.

If there is an event or change in circumstance that indicates an impairment in the value of a community, the Company's policy is to assess any impairment in value by making a comparison of the current and projected operating cash flows of the community over its remaining useful life, on an undiscounted basis, to the carrying amount of the community. If such carrying amounts are in excess of the estimated projected operating cash flows of the community, the Company would recognize an impairment loss equivalent to an amount required to adjust the carrying amount to its estimated fair market value. The Company has not recognized an impairment loss in 2001, 2000 or 1999 on any of its real estate.

Income Taxes The Company elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, for the year ended December 31, 1994 and has not revoked such election. A corporate REIT is a legal entity which holds real estate interests and must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to stockholders. As a REIT, the Company generally will not be subject to corporate level federal income tax on taxable income it distributes currently to its stockholders. Management believes that all such conditions for the avoidance of income taxes have been met for the periods presented. Accordingly, no provision for federal and state income taxes has been made. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. In addition, taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to federal, state and local income taxes.

The following reconciles net income available to common stockholders to taxable net income for the years ended December 31, 2001, 2000 and 1999:

	2001 Estimate	2000 Actual	1999 Actual
Net income available to common stockholders	$216,500	$170,825	$132,497
Dividends attributable to Preferred Stock, not deductible for tax	32,497	39,779	39,779
GAAP gain on sale of communities in excess of tax gain	(21,961)	(15,146)	(5,162)
Depreciation/Amortization timing differences on real estate	11,421	10,593	6,248
Tax compensation expense in excess of (less than) GAAP	(7,752)	(5,873)	1,285
Other adjustments	(13,459)	(12,576)	(10,649)
Taxable net income	$217,246	$187,602	$163,998

The following summarizes the tax components of the Company's common and preferred dividends declared for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
Ordinary income	80%	86%	76%
20% capital gain	14%	9%	11%
Unrecaptured §1250 gain	6%	5%	13%

Deferred Financing Costs Deferred financing costs include fees and costs incurred to obtain debt financing and are amortized on a straight-line basis, which approximates the effective interest method, over the shorter of the term of the loan or the related credit enhancement facility, if applicable. Unamortized financing costs are written-off when debt is retired before the maturity date. Accumulated amortization of deferred financing costs were $11,916 and $8,200 at December 31, 2001 and 2000, respectively.

Cash, Cash Equivalent and Cash in Escrow Cash and cash equivalents include all cash and liquid investments with an original maturity of three months or less from the date acquired. The majority of the Company's cash, cash equivalents and cash in escrows is held at major commercial banks.

Earnings per Common Share In accordance with the provisions of SFAS No. 128, "Earnings per Share," basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of shares outstanding during the period. Other potentially dilutive common shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis.

The Company's earnings per common share are determined as follows:

	Year ended		
	12-31-01	12-31-00	12-31-99
Basic and Diluted shares outstanding			
Weighted average common shares—basic	67,842,752	66,309,707	64,724,799
Weighted average DownREIT units outstanding	682,134	861,755	933,122
Effect of dilutive securities	1,256,833	969,536	452,743
Weighted average common shares and DownREIT units—diluted	69,781,719	68,140,998	66,110,664
Calculation of Earnings per Share—Basic			
Net income available to common stockholders	$216,500	$170,825	$132,497
Weighted average common shares—basic	67,842,752	66,309,707	64,724,799
Earnings per common share—basic	$ 3.19	$ 2.58	$ 2.05
Calculation of Earnings per Share—Diluted			
Net income available to common stockholders	$216,500	$170,825	$132,497
Add: Minority interest of DownREIT unitholders in consolidated partnerships	1,559	1,759	1,975
Adjusted net income available to common stockholders	$218,059	$172,584	$134,472
Weighted average common shares and DownREIT units—diluted	69,781,719	68,140,998	66,110,664
Earnings per common share—diluted	$ 3.12	$ 2.53	$ 2.03

For each of the years presented, certain options to purchase shares of common stock were outstanding but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares for the period. The number of options not included totaled 18,269 in 2001, 7,500 in 2000 and 2,282,192 for 1999.

Executive Separation Costs In February 2001, the Company announced certain management changes including the departure of a senior executive who became entitled to severance benefits in accordance with the terms of his employment agreement with the Company. The Company recorded a charge of approximately $2,500 in the first quarter of 2001 related to the expected costs associated with such departure.

In December 2001, a senior executive of the Company retired from his management position. Upon retirement, the Company recognized compensation expense of approximately $784, relating to the accelerated vesting of restricted stock grants.

Recently Issued Accounting Standards In August of 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This pronouncement establishes accounting and reporting standards requiring that long-lived assets held for sale be classified as discontinued operations. These assets will continue to be measured at the lower of the carrying amount or the fair value less the cost to sell. Operations, including the gain or loss on sale, for both the current and prior periods shall be reported in discontinued operations. The statement becomes effective for fiscal years beginning after December 15, 2001. The Company will adopt this pronouncement beginning January 1, 2002. In the opinion of management, the adoption of this statement will not have a material effect on the Company's Consolidated Financial Statements.

Use of Estimates The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Reclassifications Certain reclassifications have been made to amounts in prior years' financial statements to conform with current year presentations.

2. Interest Capitalized

Capitalized interest associated with communities under development or redevelopment totaled $27,635, $18,328 and $21,888 for the years ended December 31, 2001, 2000 and 1999, respectively.

3. Notes Payable, Unsecured Notes and Credit Facility

Mortgage notes payable are collateralized by certain apartment communities and mature at various dates from March 2002 through February 2041. The weighted average interest rate of the Company's variable rate notes and unsecured credit facility, including certain financing related fees, was 3.1% at December 31, 2001. The weighted average interest rate of the Company's fixed rate mortgage notes (conventional and tax-exempt) was 6.7% at December 31, 2001. The Company's notes payable, unsecured notes payable and credit facility are summarized as follows:

	12-31-01	12-31-00
Fixed rate unsecured notes	$1,635,000	$1,335,000
Fixed rate mortgage notes payable—conventional and tax-exempt(1)	322,495	326,964
Variable rate mortgage notes payable—tax-exempt	67,960	67,960
Total notes payable and unsecured notes	2,025,455	1,729,924
Variable rate secured short term construction loan	57,314	—
Variable rate unsecured credit facility	—	—
Total mortgage notes payable, unsecured notes and unsecured credit facility	$2,082,769	$1,729,924

(1) Includes approximately $167,000 of variable rate notes in both years effectively fixed through swap agreements, as described in Note 5.

Scheduled payments and maturities of notes payable and unsecured notes are as follows:

Year	Secured notes payments	Secured notes maturities	Unsecured notes maturities	Interest rate of unsecured notes
2002	$ 3,298	$ 57,314	$ 100,000	7.375%
2003	$ 3,538	—	$ 50,000	6.250%
			$ 100,000	6.500%
2004	$ 3,653	$ 24,106	$ 125,000	6.580%
2005	$ 3,705	—	$ 100,000	6.625%
			$ 50,000	6.500%
2006	$ 3,971	—	$ 150,000	6.800%
2007	$ 4,257	$ 35,980	$ 110,000	6.875%
2008	$ 4,565	—	$ 50,000	6.625%
			$ 150,000	8.250%
2009	$ 4,895	$ 10,400	$ 150,000	7.500%
2010	$ 5,246	—	$ 200,000	7.500%
2011	$ 5,626	—	$ 300,000	6.625%
Thereafter	$ 219,655	$ 57,560	—	
	$262,409	$185,360	$1,635,000	

The Company's unsecured notes contain a number of financial and other covenants with which the Company must comply, including, but not limited to, limits on the aggregate amount of total and secured indebtedness the Company may have on a consolidated basis and limits on the Company's required debt service payments.

The Company has a $500,000 variable rate unsecured credit facility with J.P. Morgan Chase and Fleet National Bank serving as co-agents for a syndicate of commercial banks, which had zero outstanding on December 31, 2001. Under the terms of the unsecured credit facility, if the Company elects to increase the facility up to $650,000, the consortium of banks cannot prohibit such an increase of the facility and the increased lending commitment could be provided by one or more banks (from the consortium or otherwise) to the extent they choose to commit to lend additional funds. The unsecured credit facility bears interest at a spread over the London Interbank Offered Rate ("LIBOR") based on rating levels achieved on the Company's unsecured notes and on a maturity schedule selected by the Company. The current stated pricing is LIBOR plus 0.6% per annum (2.5% on December 31, 2001). In addition, the unsecured credit facility includes a competitive bid option, which allows banks that are part of the lender consortium to bid to make loans to the Company at a rate that is lower than the stated rate provided by the unsecured credit facility for up to $400,000. The Company is subject to certain customary covenants under the unsecured credit facility, including, but not limited to, maintaining certain maximum leverage ratios, a minimum fixed charges coverage ratio, minimum unencumbered assets and equity levels and restrictions on paying dividends in amounts that exceed 95% of the Company's Funds from Operations, as defined therein. The existing facility matures in May 2005 after application of a one year renewal option by the Company.

4. Stockholders Equity

As of both December 31, 2001 and 2000, the Company had authorized for issuance 140,000,000 and 50,000,000 of Common and Preferred Stock, respectively. Dividends on all series of issued Preferred Stock are cumulative from the date of original issue and are payable quarterly in arrears on or before the 15th day of each month as stated in the table below. None of the series of Preferred Stock are redeemable prior to the date stated in the table below, but on or after the stated date, may be redeemed for cash at the option of the Company in whole or in part at a redemption price of $25.00 per share, plus all accrued and unpaid dividends, if any. In June 2001, the Company redeemed all 4,455,000 outstanding shares of its 9.00% Series F Cumulative Redeemable Preferred Stock at a price of $25.00 per share, plus $0.1625 in accrued and unpaid dividends. In October 2001, the Company redeemed all 4,300,000 outstanding shares of its 8.96% Series G Cumulative Redeemable Preferred Stock at a price of $25.00 per share, plus $0.4418 in accrued and unpaid dividends. The series of Preferred Stock outstanding have no stated maturity and are not subject to any sinking fund or mandatory redemptions. Preferred Stock outstanding as of December 31, 2001 were as follows:

Series	Shares outstanding December 31, 2001	Payable quarterly	Annual rate	Liquidation preference	Non-redeemable prior to
C	2,300,000	March, June, September, December	8.50%	$25	June 20, 2002
D	3,267,700	March, June, September, December	8.00%	$25	December 15, 2002
H	4,000,000	March, June, September, December	8.70%	$25	October 15, 2008

The Company also has 1,000,000 shares of Series E Junior Participating Cumulative Preferred Stock authorized for issuance pursuant to the Company's Shareholder Rights Agreement. As of December 31, 2001, there were no shares of Series E Preferred Stock outstanding, and the Company has amended its Shareholder Rights Agreement so that it will expire effective March 31, 2002.

Dividends per common share for the years ended December 31, 2001, 2000 and 1999 were $2.56, $2.24 and $2.06, respectively. In 2001, dividends per preferred share for shares redeemed during the year were $1.41 and dividends per share for all non-redeemed preferred shares were $2.10. Dividends per preferred share were $2.17 in both 2000 and 1999.

5. Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of SFAS No. 133," and SFAS No. 138, "Accounting for Certain Instruments and Certain Hedging Activities, an amendment of Statement 133," was adopted by the Company on January 1, 2001. SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 also requires that a change in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. For fair value hedge transactions, changes in the fair value of the derivative instrument and changes in the fair value of the hedged item due to the risk being hedged are recorded through the income statement. For cash flow hedge transactions, changes in the fair value of the derivative instrument are reported in other comprehensive income. For hedges where the changes in the fair value of the derivative exceeds the change in fair value of the hedged item, the ineffective portion is recognized in current period earnings. Derivatives which are not part of a hedge relationship are recorded at fair value through earnings.

The Company has historically used interest rate swap agreements (the "Swap Agreements") to reduce the impact of interest rate fluctuations on its variable rate tax-exempt bonds. The Company has not entered into any interest rate hedge agreements or treasury locks for its conventional unsecured debt. The Swap Agreements are not held for trading or other speculative purposes. As of December 31, 2001, the effect of these Swap Agreements is to fix $167,272 of the Company's tax-exempt debt at a weighted average interest rate of 6.0% with an average maturity of 4.5 years. By using derivative financial instruments to hedge exposures to changes in interest rates, the Company exposes itself to credit risk and market risk.

The credit risk is the risk of a counterparty not performing under the terms of the Swap Agreement. The counterparties to these Swap Agreements are major financial institutions which have an A+ or better credit ratings by the Standard & Poor's Ratings Group. The Company monitors the credit ratings of counterparties and the amount of the Company's debt subject to Swap Agreements with any one party. Therefore, the Company believes the likelihood of realizing material losses from counterparty non-performance is remote.

Market risk is the adverse effect of the value of financial instruments that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by the establishment and monitoring of parameters that limit the types and degree of market risk that may be undertaken. These risks are managed by the Company's Chief Financial Officer and Vice President of Finance.

The Company has determined that its Swap Agreements qualify as effective cash-flow hedges under SFAS No. 133. When entering into hedging transactions, the Company documents the relationships between hedging instruments and hedged items, as well as the risk management objective and strategy. The Company assesses, both at inception and on an on-going basis, the effectiveness of all hedges in offsetting cash flows of hedged items. In accordance with SFAS No. 133, the Company records all changes in the fair value of the Swap Agreements in other comprehensive income. Amounts recorded in other comprehensive income will be reclassified into earnings in the period in which earnings are affected by the hedged cash flows. For example, the reduction in fair value on a cash flow hedge due to the periodic payment of interest under the Swap Agreements is recorded in earnings each period. The combination of this expense with the lower interest expense we expect to pay on the underlying floating rate debt should result in overall interest expense equal to the contractually fixed amount resulting from the fixed rate swaps. In all situations where hedge accounting is discontinued, the derivative will be carried at fair value with changes in its fair value recognized in income. Upon the termination of a hedging relationship, the amount in other comprehensive income will be amortized over the remaining life of the hedged cash flows.

At January 1, 2001, in accordance with the transition provisions of SFAS No. 133, the Company recorded a cumulative effect adjustment of $6,412 to other comprehensive loss to recognize at fair value all of the derivatives that are designated as cash flow hedging instruments. Through December 31, 2001, the Company recorded additional unrealized losses to other comprehensive loss of $2,599 to adjust the Swap Agreements to their fair value. In connection with the sale of a community during the first quarter of 2001, a Swap Agreement with a fair value of $528 was transferred to the new owner. Hedge ineffectiveness did not have a material impact on earnings and the Company does not anticipate that it will have a material effect in the future. The Swap Agreements are included in accrued expenses and other liabilities on the accompanying Consolidated Balance Sheets.

6. Investments in Unconsolidated Real Estate Entities

The Company accounts for investments in unconsolidated real estate entities in accordance with Statement of Position ("SOP") 78-9, "Accounting for Investments in Real Estate Ventures" and APB Opinion No. 18. The Company applies the equity method of accounting to an investment in an entity if it owns greater than 20% of the equity value or has significant and disproportionate influence over that entity.

At December 31, 2001, the Company's investments in unconsolidated real estate entities accounted for under the equity method of accounting consisted of:

- a 50% limited liability company membership interest in a limited liability company that owns the Falkland Chase community;
- a 49% general partnership interest in a partnership that owns the Avalon Run community;
- a 50% limited liability company membership interest in a limited liability company that owns the Avalon Grove community; and
- a 50% limited liability company membership interest in a limited liability company that owns the Avalon Terrace community.

The following is a combined summary of the financial position of these entities as of the dates presented:

	(Unaudited)	
	12-31-01	12-31-00
Assets:		
Real estate, net	$151,590	$132,832
Other assets	10,971	10,400
Total assets	$162,561	$143,232
Liabilities and partners' equity:		
Mortgage notes payable	$ 47,195	$ 48,400
Other liabilities	10,040	8,656
Partners' equity	105,326	86,176
Total liabilities and partners' equity	$162,561	$143,232

The following is a combined summary of the operating results of these entities for the periods presented:

		Year ended (unaudited)	
	12-31-01	12-31-00	12-31-99
Rental income	$28,746	$22,222	$20,781
Other income	170	57	26
Operating and other expenses	(9,098)	(6,110)	(5,657)
Mortgage interest expense	(2,571)	(1,107)	(773)
Depreciation expense	(4,262)	(3,202)	(3,091)
Net income	$12,985	$11,860	$11,286

The Company also holds an investment in a real estate entity which is accounted for under the cost method of accounting. In addition, the Company holds a 25% limited liability company membership interest in the limited liability company that owns Avalon on the Sound, which is presented on a consolidated basis in the financial statements in accordance with GAAP due to the Company's control over that entity.

7. Communities Held for Sale

The Company has a policy of disposing of assets that are not consistent with its long-term investment criteria when market conditions are favorable. In connection with this strategy, the Company solicits competing bids from unrelated parties for individual assets, and considers the sales price and tax ramifications of each proposal.

The communities sold during 2001 and the respective sales price and net proceeds are summarized below:

Community Name	Location	Period of sale	Apartment homes	Debt	Gross sales price	Net proceeds
Crossbrook	Rohnert Park, CA	1Q01	226	$ 8,145	$ 23,250	$ 14,500
Avalon Pavilions	Manchester, CT	3Q01	932	—	81,500	81,000
Waterhouse Place	Beaverton, OR	3Q01	279	—	20,900	20,600
Avalon Palladia	Hillsboro, OR	3Q01	497	—	51,250	51,000
Avalon Colchester	Brookline, MA	4Q01	57	—	6,000	5,900
Timberwood	West Covina, CA	4Q01	209	—	22,900	22,700
Arbor Heights	Hacienda Heights, CA	4Q01	351	—	35,330	34,700
Total of all 2001 asset sales			2,551	$ 8,145	$241,130	$230,400
Total of all 2000 asset sales			1,932	$31,694	$160,085	$124,392
Total of all 1999 asset sales			4,464	$29,645	$316,512	$280,918

There were no communities held for sale as of December 31, 2001, however, the Company will continue to evaluate market conditions and will dispose of communities to optimize its concentration of assets when conditions are favorable.

8. Commitments and Contingencies

Presale Commitments The Company occasionally enters into fixed price forward purchase commitments with unrelated third parties, which allow the Company to purchase communities upon completion of construction. The Company has an agreement to purchase a community with an estimated 306 apartment homes for an aggregate purchase price of approximately $70,000. The Company expects the acquisition to close in the second quarter of 2002. However, there can be no assurance that such acquisition will be consummated on the terms currently contemplated or at all, or on the schedule currently contemplated.

Insured Fire at Development Community During 2000, a fire occurred at one of the Company's development communities, which was under construction and unoccupied at the time. The book value of the destroyed assets was reduced to zero from a balance of approximately $13,900 at the time of the fire. The Company recorded an insurance receivable for the same amount which was subsequently collected from the insurance company. The Company has property damage and business interruption insurance and prepared an insurance claim for the cost of replacing the destroyed assets as well as for business interruption losses. The Company does not anticipate this event will have a material adverse impact on the financial condition or results of operations of the Company. At December 31, 2001, the Company had an insurance receivable balance of $2,500 for business interruption through December 31, 2001. Income of $2,500 relating to the business interruption insurance claim is recorded in Other income in the accompanying Consolidated Statements of Operations and Comprehensive Income for 2001. In 2002, the Company expects to finalize the settlement of its insurance claim related to this fire and to recognize additional income from business interruption insurance which cannot be reasonably estimated at this time.

Employment Agreements and Arrangements As of December 31, 2001, the Company has employment agreements with two executive officers that it entered into in 1998. In addition, during 2000 and 2001, six other senior officers entered into employment agreements, which are generally similar in structure to those entered into in 1998 but which generally do not provide for the same level of severance payments. The employment agreements provide for severance payments and generally also provide for accelerated vesting of stock options and restricted stock in the event of a termination of employment (except for a termination by the Company with cause or a voluntary termination by the employee). The current term of these agreements ends on dates that vary between March 2003 and April 2004. The employment agreements provide for one-year automatic renewals after the initial term unless an advance notice of non-renewal is provided by either party. Under five of the agreements, upon a notice of non-renewal by the Company, the officer may terminate his employment and receive a severance payment. Upon a change in control, the agreements provide for an automatic extension of up to three years from the date of the change in control. The employment agreements provide for base salary and incentive compensation in the form of cash awards, stock options and stock grants subject to the discretion of, and attainment of performance goals established by, the Compensation Committee of the Board of Directors.

During the fourth quarter of 1999, the Company adopted an Officer Severance Program (the "Program") for the benefit of those officers of the Company who do not have employment agreements. Under the Program, in the event an officer who is not otherwise covered by a severance arrangement is terminated without cause in connection with a change in control (as defined) of the Company, such officer will generally receive a cash lump sum payment equal to the amount of such officer's base salary and cash bonus as well as accelerated vesting of stock options and restricted stock.

Legal Contingencies The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are frequently covered by insurance. If it has been determined that a loss is probable to occur, the estimated amount of the loss is expensed in the financial statements. While the resolution of these matters cannot be predicted with certainty, management believes the final outcome of such matters will not have a material adverse effect on the financial position or results of operations of the Company.

9. Segment Reporting

The Company's reportable operating segments include Established Communities, Other Stabilized Communities, and Development/Redevelopment Communities. Annually on January 1st, the Company determines which of its communities fall into each of these categories and maintains that classification throughout the year for the purpose of reporting segment operations.

- **Established Communities** (also known as Same Store Communities) are communities where a comparison of operating results from the prior year to the current year is meaningful, as these communities were owned and had stabilized occupancy and costs as of the beginning of the prior year. These communities are divided into geographic regions. For the year 2001, the Established Communities were communities that had stabilized occupancy and costs as of January 1, 2000. A community is considered to have stabilized occupancy at the earlier of (i) attainment of 95% occupancy or (ii) the one-year anniversary of completion of development or redevelopment.
- **Other Stabilized** includes all other completed communities that have stabilized occupancy, as defined above, and communities held for sale.
- **Development/Redevelopment** consists of communities that are under construction and have not received a final certificate of occupancy and communities where substantial redevelopment is in progress or is planned to take place during the current year.

The primary financial measure for Established and Other Stabilized Communities is Net Operating Income ("NOI"), which represents total revenue less operating expenses and property taxes. The primary performance measure for communities under development or redevelopment depends on the stage of completion. While under development, management monitors actual construction costs against budgeted costs as well as economic occupancy. While under lease-up, the primary performance measures for these assets are lease-up pace compared to budget and rent levels compared to budget.

(Dollars in thousands)	Total revenue	Net operating income	% NOI change from prior year	Gross real estate
For the year ended December 31, 2001				
Segment Results				
Established				
Northeast	$113,564	$ 81,777	8.4%	$ 570,551
Mid-Atlantic	81,976	60,256	8.4%	438,010
Midwest	21,069	13,089	1.7%	145,025
Pacific Northwest	6,784	4,985	3.3%	60,426
Northern California	157,736	121,923	6.9%	1,216,489
Southern California	42,462	30,188	9.2%	294,625
Total Established	423,591	312,218	7.5%	2,725,126
Other Stabilized	161,297	113,786	n/a	1,025,704
Development / Redevelopment	56,769	34,532	n/a	991,667
Land Held for Future Development	n/a	n/a	n/a	66,608
Non-Allocated	n/a	n/a	n/a	28,764
Total AvalonBay	$641,657	$460,536	11.8%	$4,837,869
For the year ended December 31, 2000				
Segment Results				
Established				
Northeast	$ 92,094	$ 65,047	6.6%	$ 486,217
Mid-Atlantic	68,646	49,694	9.2%	392,758
Midwest	20,455	12,869	5.0%	144,550
Pacific Northwest	3,778	2,751	17.1%	34,382
Northern California	107,342	82,126	15.9%	938,630
Southern California	23,458	16,635	11.6%	158,165
Total Established	315,773	229,122	10.7%	2,154,702
Other Stabilized	198,444	141,270	n/a	1,441,767
Development / Redevelopment	59,178	41,492	n/a	882,043
Land Held for Future Development	n/a	n/a	n/a	33,161
Non-Allocated	n/a	n/a	n/a	24,296
Total AvalonBay	$ 573,395	$ 411,884	18.5%	$ 4,535,969
For the year ended December 31, 1999				
Segment Results				
Established				
Northeast	$ 84,786	$ 60,098	5.9%	$ 475,430
Mid-Atlantic	64,645	45,863	7.6%	390,573
Midwest	5,347	3,049	7.6%	36,912
Northern California	96,182	70,662	1.1%	942,892
Southern California	6,557	4,512	15.2%	51,085
Total Established	257,517	184,184	4.7%	1,896,892
Other Stabilized	164,884	111,637	n/a	1,039,150
Development / Redevelopment	83,578	54,725	n/a	1,266,989
Land Held for Future Development	n/a	n/a	n/a	40,459
Non-Allocated	n/a	n/a	n/a	22,936
Total AvalonBay	$ 505,979	$ 350,546	38.3%	$4,266,426

The segments are classified based on the individual community's status as of the beginning of the given calendar year. Therefore, each year the composition of communities within each business segment is adjusted. Accordingly, the amounts between years are not directly comparable. The accounting policies applicable to the operating segments described above are the same as those described in the summary of significant accounting policies.

Operating expenses as reflected on the Consolidated Statements of Operations and Comprehensive Income include $32,967, $28,111 and $22,786 for the years ended December 31, 2001, 2000 and 1999, respectively, of property management overhead costs that are not allocated to individual communities. These costs are not reflected in NOI as shown in the above tables. While there were no communities held for sale at December 31, 2001, the amount reflected for "Communities held for sale" on the Consolidated Balance Sheets at December 31, 2000 is net of $19,965 for accumulated depreciation.

10. Stock-Based Compensation Plans

The Company has adopted the 1994 Stock Incentive Plan, as amended and restated on March 31, 2001 (the "1994 Plan"), for the purpose of encouraging and enabling the Company's officers, associates and directors to acquire a proprietary interest in the Company and as a means of aligning management and stockholder interests and as a retention incentive for key associates. Individuals who are eligible to participate in the 1994 Plan include officers, other associates, outside directors and other key persons of the Company and its subsidiaries who are responsible for or contribute to the management, growth or profitability of the Company and its subsidiaries. The 1994 Plan authorizes (i) the grant of stock options that qualify as incentive stock options under Section 422 of the Internal Revenue Code ("ISOs"), (ii) the grant of stock options that do not so qualify, (iii) grants of shares of restricted and unrestricted Common Stock, (iv) grants of deferred stock awards, (v) performance share awards entitling the recipient to acquire shares of Common Stock and (vi) dividend equivalent rights.

Under the 1994 Plan, a maximum of 6,576,859 shares of Common Stock, plus upon the passing of each December 31st starting with December 31, 2001, up to 1.0% of the total number of shares of common stock and DownREIT units actually outstanding on such date, may be issued. Notwithstanding the foregoing, the maximum number of shares of stock for which ISOs may be issued under the 1994 Plan shall not exceed 2,500,000 and no awards shall be granted under the 1994 Plan after May 11, 2011. For purposes of this limitation, shares of Common Stock which are forfeited, canceled and reacquired by the Company, satisfied without the issuance of Common Stock or otherwise terminated (other than by exercise) shall be added back to the shares of Common Stock available for issuance under the 1994 Plan. Stock Options with respect to no more than 300,000 shares of stock may be granted to any one individual participant during any one calendar year period. Options granted to officers and employees under the 1994 Plan vest over periods (and may be subject to accelerated vesting under certain circumstances) as determined by the Compensation Committee of the Board of Directors and must expire no later than ten years from the date of grant. Options granted to non-employee directors under the 1994 Plan are subject to accelerated vesting under certain limited circumstances, become exercisable on the first anniversary of the date of grant, and expire ten years from the date of grant. Restricted stock granted to officers and employees under the 1994 Plan vest over periods (and may be subject to accelerated vesting under certain circumstances) as determined by the Compensation Committee of the Board of Directors. Generally, the restricted stock grants that have been awarded to officers and employees vest over four years, with 20% vesting immediately on the grant date and the remaining 80% vesting equally over the next four years from the date of grant. Restricted stock granted to non-employee directors vests 20% on the date of issuance and 20% on each of the first four anniversaries of the date of issuance. Options to purchase 2,780,757, 3,123,713, and 3,637,724 shares of Common Stock were available for grant under the 1994 Plan at December 31, 2001, 2000 and 1999, respectively.

Before the Merger, Avalon had adopted its 1995 Equity Incentive Plan (the "Avalon 1995 Incentive Plan"). Under the Avalon 1995 Incentive Plan, a maximum number of 3,315,054 shares (or 2,546,956 shares as adjusted for the Merger) of Common Stock were issuable, plus any shares of Common Stock represented by awards under Avalon's 1993 Stock Option and Incentive Plan (the "Avalon 1993 Plan") that were forfeited, canceled, reacquired by Avalon, satisfied without the issuance of Common Stock or otherwise terminated (other than by exercise). Options granted to officers, non-employee directors and associates under the Avalon 1995 Incentive Plan generally vested over a three-year term, expire ten years from the date of grant and are exercisable at the market price on the date of grant.

In connection with the Merger, the exercise prices and the number of options under the Avalon 1995 Incentive Plan and the Avalon 1993 Plan were adjusted to reflect the equivalent Bay shares and exercise prices based on the 0.7683 share conversion ratio used in the Merger. Officers, non-employee directors and associates with Avalon 1995 Incentive Plan or Avalon 1993 Plan options may exercise their adjusted number of options for the Company's Common Stock at the adjusted exercise price. As of June 4, 1998, the date of the Merger, options and other awards ceased to be granted under the Avalon 1993 Plan or the Avalon 1995 Incentive Plan. Accordingly, there were no options to purchase shares of Common Stock available for grant under the Avalon 1995 Incentive Plan or the Avalon 1993 Plan at December 31, 2001, 2000 or 1999.

Information with respect to stock options granted under the 1994 Plan, the Avalon 1995 Incentive Plan and the Avalon 1993 Plan is as follows:

	1994 Plan shares	Weighted average exercise price per share	Avalon 1995 and Avalon 1993 Plan shares	Weighted average exercise price per share
Options outstanding, December 31, 1998	1,886,082	$32.74	2,052,254	$34.05
Exercised	(311,989)	25.44	(172,977)	26.97
Granted	993,084	32.24	—	—
Forfeited	(533,903)	36.25	(50,940)	37.61
Options outstanding, December 31, 1999	2,033,274	$32.63	1,828,337	$34.63
Exercised	(172,376)	34.78	(327,582)	28.65
Granted	631,795	34.56	—	—
Forfeited	(66,736)	33.50	(16,410)	35.84
Options outstanding, December 31, 2000	2,425,957	$32.96	1,484,345	$35.94
Exercised	(367,652)	33.05	(487,312)	35.79
Granted	946,612	45.90	—	—
Forfeited	(111,639)	40.34	(4,836)	36.61
Options outstanding, December 31, 2001	2,893,278	$36.91	992,197	$36.03
Options exercisable:				
December 31, 1999	682,110	$30.33	1,268,520	$33.22
December 31, 2000	1,183,551	$32.05	1,313,219	$35.71
December 31, 2001	1,537,194	$33.58	976,830	$35.99

For options outstanding at December 31, 2001 for the 1994 plan, 246,666 options had exercise prices ranging between $18.37 and $29.99 and a weighted average contractual life of 3.1 years, 1,692,300 options had exercise prices ranging between $30.00 and $39.99 and a weighted average contractual life of 7.1 years, and 954,312 options had exercise prices ranging between $40.00 and $47.50 and a weighted average contractual life of 9.1 years. Options outstanding at December 31, 2001 for the Avalon 1993 and Avalon 1995 plans had exercise prices ranging from $26.68 to $39.86 and a weighted average contractual life of 5.3 years.

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its Plans. Accordingly, no compensation expense has been recognized for the stock option portion of the stock-based compensation plan.

Had compensation expense for the Company's stock option plan been determined based on the fair value at the grant date for awards under the Plan consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the following pro forma amounts (unaudited):

	Pro Forma		
	Year ended 12-31-01	Year ended 12-31-00	Year ended 12-31-99
Net income available to common stockholders	$212,924	$168,058	$130,882
Per common share—basic	$ 3.14	$ 2.53	$ 2.02
Per common share—diluted	$ 3.07	$ 2.49	$ 2.01

The fair value of the options granted during 2001 is estimated at $4.83 per share on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 5.58%, volatility of 16.47%, risk-free interest rates of 5.07%, actual number of forfeitures, and an expected life of approximately 3 years. The fair value of the options granted during 2000 is estimated at $3.76 per share on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 6.51%, volatility of 15.93%, risk-free interest rates of 6.61%, actual number of forfeitures, and an expected life of approximately 3 years. The fair value of the options granted during 1999 is estimated at $3.40 per share on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 6.10%, volatility of 17.04%, risk-free interest rates of 5.54%, actual number of forfeitures, and an expected life of approximately 3 years.

In connection with the Merger, the Company adopted the 1996 Non-Qualified Employee Stock Purchase Plan, as amended and restated (the "1996 ESP Plan"). The primary purpose of the 1996 ESP Plan is to encourage Common Stock ownership by eligible directors, officers and associates (the "Participants") in the belief that such ownership will increase each Participant's interest in the success of the Company. Until January 1, 2000, the 1996 ESP Plan provided for two purchase periods per year. A purchase period was a six month period beginning each January 1 and July 1 and ending each June 30 and December 31, respectively. Starting January 1, 2000, there is one purchase period per year, which begins May 1 and ends October 31. Participants may contribute portions of their compensation during a purchase period and purchase Common Stock at the end thereof. One million shares of Common Stock were initially reserved for issuance under the 1996 ESP Plan. Participation in the 1996 ESP Plan entitles each Participant to purchase Common Stock at a price which is equal to the lesser of 85% of the closing price for a share of stock on the first day of such purchase period or 85% of the closing price on the last day of such purchase period. The Company issued 14,917, 34,055 and 35,408 shares under the 1996 ESP Plan for 2001, 2000 and 1999, respectively.

11. Fair Value of Financial Instruments

Cash and cash equivalent balances are held with various financial institutions and may at times exceed the applicable Federal Deposit Insurance Corporation limit. The Company monitors credit ratings of these financial institutions and the concentration of cash and cash equivalent balances with any one financial institution and believes the likelihood of realizing material losses from the excess of cash and cash equivalent balances over insurance limits is remote.

The following estimated fair values of financial instruments were determined by management using available market information and established valuation methodologies, including discounted cash flows. Accordingly, the estimates presented are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

- Cash equivalents, rents receivable, accounts payable and accrued expenses, and other liabilities are carried at their face amounts, which reasonably approximate their fair values.
- Bond indebtedness and notes payable with an aggregate carrying value of $2,082,769 and $1,729,924 had an estimated aggregate fair value of $2,191,115 and $1,765,402 at December 31, 2001 and 2002, respectively.

12. Related Party Arrangements

Purchase of Mortgage Loan An executive officer and former executive officer of the Company are partners of an entity that is the general partner of Arbor Commons Associates Limited Partnership ("Arbor Commons Associates"). Concurrently with Avalon's initial public offering in November 1993, Avalon purchased an existing participating mortgage loan made to Arbor Commons Associates that was originated by CIGNA Investments, Inc. The mortgage loan is secured by the borrower's interests in the Avalon Arbor community. This loan accrues interest at a fixed rate of 10.2% per annum, payable at 9% per annum. The balance of the note receivable at both December 31, 2001 and 2000 was $21,483. The balance of accrued interest on the note receivable as of December 31, 2001 and 2000, respectively, was $5,231 and $4,450. Related interest income of $3,081, $3,009 and $2,943 was recorded for 2001, 2000 and 1999, respectively. Under the terms of the loan, the Company (as successor to Avalon) receives (as contingent interest) 50% of the cash flow after the 10.2% accrual rate is paid and 50% of the residual profits upon the sale of the community.

Sublease of San Jose Office Space to Greenbriar Homes From September 1, 1999 to August 31, 2001, the Company subleased approximately 8,500 square feet of space in its San Jose office to Greenbriar Homes, for approximately $20,552 per month. A director of the Company holds a controlling interest in Greenbriar Homes. The lease has expired and Greenbriar no longer subleases office space from the Company.

Unconsolidated Entities The Company manages several unconsolidated entities for which it receives management fee revenue. From these entities the Company received management fee revenue of $1,011, $691 and $612 in 2001, 2000 and 1999, respectively.

Indebtedness of Management The Company has adopted a recourse loan program under which the Company lends amounts to or on behalf of employees ("Stock Loans") equivalent to the estimated employees' tax withholding liabilities related to the vesting of restricted stock under the 1994 Plan. The balance of the extended Stock Loans to employees was $1,133 and $770 as of December 31, 2001 and 2000, respectively. The balance of accrued interest on the notes receivable was $100 and $59 as of December 31, 2001 and 2000, respectively. Interest income on the notes of $62, $76, and $38 was recorded for 2001, 2000 and 1999, respectively.

Pursuant to a Promissory Note and Pledge and Security Agreement dated June 15, 2000, the Company advanced a senior officer $457. Until the fifth anniversary of this loan, the loan bears interest at the rate of 6.49%, which was the Long Term Applicable Federal Rate in effect at the time the loan was made. After the fifth anniversary, the loan will bear interest at 6.49%, or, if the prevailing Short Term Applicable Federal Rate then in effect is greater than 10.49% or less than 2.49%, then at the prevailing Short Term Applicable Federal Rate thereafter in effect from time to time. This is a full recourse loan, and in addition is secured by Common Stock and rights to employee stock options owned by the officer. Dividends on the Common Stock securing the loan are applied to payment of interest and principal on the loan. The outstanding balance of the loan, including accrued interest, was $428 and $448 as of December 31, 2001 and 2000, respectively. Interest income of $28 and $14 relating to the loan was recorded for 2001 and 2000, respectively. If this loan is not repaid in full by June 15, 2005, then at any time thereafter the Company in its sole discretion may demand repayment. In addition, the officer will be required to repay the loan in full within sixty days following his termination of employment with the Company for any reason.

Consulting Agreement with Mr. Meyer In March 2000, the Company and Mr. Meyer announced that Mr. Meyer would retire as Executive Chairman of the Company in May 2000. Although Mr. Meyer ceased his day-to-day involvement with the Company as an executive officer, he continues to serve as a director. In addition, pursuant to a consulting agreement, Mr. Meyer agreed to serve as a consultant to the Company for three years following his retirement for an annual fee of $1,395. In such capacity he assists with respect to transitional matters that may arise in connection with his retirement, he responds to requests for assistance or information concerning business matters with which he became familiar while employed, and he provides business advice and counsel to the Company with respect to business strategies and acquisitions, disposition, development and redevelopment of multifamily rental properties.

Director Compensation A director of the Company who is also an employee receives no additional compensation for his services as a director. Under the Stock Incentive Plan, on the fifth business day following each annual meeting of stockholders, each of the Company's non-employee directors automatically receives options to purchase 7,000 shares of Common Stock at the last reported sale price of the Common Stock on the NYSE on such date, and a restricted stock (or deferred stock award) grant of 2,500 shares of Common Stock. Subject to accelerated vesting under certain limited circumstances, all of such stock options will become exercisable one year after the date of grant and will expire ten years after the date of grant, and such shares of restricted stock (or deferred stock awards) granted to non-employee directors will vest at the rate of 20% on the date of issuance and on each of the first four anniversaries of the date of issuance. If a director elects to receive a deferred stock award in lieu of restricted stock, then at the time of such election, the director also elects at what time in the future he or she will receive shares of stock in respect of the vested portion of the deferred stock award. The Company recorded compensation expense relating to these awards in the amount of $624, $525 and $438 in 2001, 2000 and 1999, respectively. Deferred compensation relating to the Board of Directors was $688 and $507 on December 31, 2001 and 2000, respectively.

13. Quarterly Financial Information (Unaudited)

The following summary represents the quarterly results of operations for the years ended December 31, 2001 and 2000:

	Three months ended			
	3-31-01	6-30-01	9-30-01	12-31-01
Total revenue	$155,757	$162,359	$163,269	$160,272
Net income available to common stockholders	$ 41,654	$ 39,131	$ 79,229	$ 56,486
Net income per common share—basic	$ 0.62	$ 0.58	$ 1.16	$ 0.83
Net income per common share—diluted	$ 0.61	$ 0.57	$ 1.14	$ 0.81

	Three months ended			
	3-31-00	6-30-00	9-30-00	12-31-00
Total revenue	$ 135,088	$ 139,958	$ 146,351	$ 151,998
Net income available to common stockholders	$ 37,227	$ 40,712	$ 48,550	$ 44,336
Net income per common share—basic	$ 0.57	$ 0.62	$ 0.73	$ 0.66
Net income per common share—diluted	$ 0.56	$ 0.61	$ 0.71	$ 0.65

14. Subsequent Events

In January 2002, the Company invested an additional $2,300 in Realeum, Inc., a company involved in the development and deployment of a property management and leasing automation system.

Report of Independent Public Accountants

To the Board of Directors and Stockholders of
AvalonBay Communities, Inc.:

We have audited the accompanying consolidated balance sheets of AvalonBay Communities, Inc. (a Maryland corporation, the "Company") and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AvalonBay Communities, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

As explained in Note 5 to the financial statements, effective January 1, 2001, the Company changed its method of accounting for derivative instruments and hedging activities.

Arthur Andersen LLP

Vienna, Virginia
January 22, 2002

Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock is traded on the New York Stock Exchange (NYSE) and the Pacific Exchange (PCX) under the ticker symbol AVB. The following table sets forth the quarterly high and low sales prices per share of our common stock on the NYSE for the years 2001 and 2000, as reported by the NYSE. On March 1, 2002 there were 617 holders of record of an aggregate of 68,780,976 shares of our outstanding common stock. The number of holders does not include individuals or entities who beneficially own shares but whose shares are shares held of record by a broker or clearing agency, but does include each such broker or clearing agency as one recordholder.

	2001			2000		
	Sales Price		Dividends declared	Sales Price		Dividends declared
	High	Low		High	Low	
Quarter ended March 31	$50.000	$45.200	$0.64	$36.688	$32.625	$0.56
Quarter ended June 30	$47.450	$42.450	$0.64	$43.125	$36.125	$0.56
Quarter ended September 30	$51.900	$43.800	$0.64	$48.250	$42.000	$0.56
Quarter ended December 31	$49.700	$44.010	$0.64	$50.625	$44.000	$0.56

We expect to continue our policy of paying regular quarterly cash dividends. However, dividend distributions will be declared at the discretion of the Board of Directors and will depend on actual cash from operations, our financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code and other factors as the Board of Directors may consider relevant. The Board of Directors may modify our dividend policy from time to time.

Board of Directors

Bryce Blair
Chairmain of the Board,
CEO and President
AvalonBay Communities, Inc.

Bruce A. Choate
Chief Financial Officer
Watson Land Corporation

John J. Healy, Jr.
Founder and CEO
Hyde Street Holdings, Inc.

Gilbert M. Meyer
Founder and President
Greenbriar Homes
Communities, Inc.

Richard L. Michaux
Chairman Emeritus
AvalonBay Communities, Inc.

Charles D. Peebler, Jr.
Managing Director
Plum Capital LLC

Lance R. Primis
Managing Partner
Lance R. Primis and Partners, LLC

Allan D. Schuster
Private Investor

Amy P. Williams
Vice President
Finance and Planning
Allstate Insurance Company

Officers

Bryce Blair
Chairman of the Board,
CEO and President

Timothy J. Naughton
Chief Operating Officer

Samuel B. Fuller
Executive Vice President
Development/Construction

Thomas J. Sargeant
Executive Vice President
Chief Financial Officer and
Treasurer

Leo S. Horey
Senior Vice President
Property Operations

James R. Liberty
Senior Vice President
Construction

Charlene Rothkopf
Senior Vice President
Human Resources

David W. Bellman
Regional Vice President
Construction

Matthew H. Birenbaum
Regional Vice President
Development

Gwyneth Jones Coté
Regional Vice President
Property Operations

Lili F. Dunn
Regional Vice President
Investments

William M. McLaughlin
Regional Vice President
Development

J. Richard Morris
Regional Vice President
Construction

Tracey B. Appelbaum
Vice President
Development

Miguel A. Azua
Vice President
Controller

Walter W. Braun
Vice President
Construction

Shannon E. Brennan
Vice President
Customer Service

Scott W. Dale
Vice President
Development

Frederick S. Harris
Vice President
Development

Dirk V. Herrman
Vice President
Chief Marketing Officer

Andrew C. Kilbourne
Vice President
Strategic Technology Initiatives

David L. Kirzinger
Vice President
Property Operations

Lyn C. Lansdale
Vice President
Strategic Business Services

Joanne M. Lockridge
Vice President
Finance

Janice A. Miner
Vice President
Property Operations

Edward M. Schulman
Vice President
General Counsel and Secretary

Lawrence A. Scott
Vice President
Development

Gary S. Steinfield
Vice President
Development

Bernard J. Ward
Vice President
Property Operations

James R. Willden
Vice President
Engineering

Stephen W. Wilson
Vice President
Development

Design: Heiney & Craig, Inc. San Francisco

Offices

Headquarters

Washington, DC
2900 Eisenhower Avenue,
Suite 300
Alexandria, VA 22314
Phone: (703) 329-6300
Fax: (703) 329-1459

Regional Offices

Boston, MA
1250 Hancock Street, Suite 804N
Quincy, MA 02169
Phone: (617) 472-9491
Fax: (617) 472-5553

Chicago, IL
P.O. Box 5303
Wheaton, IL 60189-5303
Phone: (630) 653-7470
Fax: (630) 653-7504

Newport Beach, CA
4440 Von Karman Avenue,
Suite 300
Newport Beach, CA 92660
Phone: (949) 955-6200
Fax: (949) 955-6235

New York, NY
535 Fifth Avenue, 18th Floor
New York, NY 10017
Phone: (212) 370-9269
Fax: (212) 370-1511

San Francisco, CA
4340 Stevens Creek Boulevard,
Suite 275
San Jose, CA 95129-1148
Phone: (408) 983-1500
Fax: (408) 984-7060

Seattle, WA
11808 Northup Way, Suite W311
Bellevue, WA 98005
Phone: (425) 576-2100
Fax: (425) 576-8447

Wilton, CT
15 River Road, Suite 210
Wilton, CT 06897-4064
Phone: (203) 761-6500
Fax: (203) 761-6575

Woodbridge, NJ
Woodbridge Place
517 Route One South, Suite 5500
Iselin, NJ 08830
Phone: (732) 404-4800
Fax: (732) 283-9105

Transfer Agent

First Union National Bank
Charlotte, NC

Form 10-K

A copy of the Company's annual report on Form 10-K as filed with the Securities and Exchange Commission may be obtained without charge by writing to:

Investor Relations

AvalonBay Communities, Inc.
2900 Eisenhower Avenue,
Suite 300
Alexandria, VA 22314

Stock Listings

NYSE – AVB
PCX – AVB

This Annual Report, including the Letter to Shareholders, contains "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Please see our discussion titled "Forward-Looking Statements" included in this report for a discussion regarding risks associated with these statements. A discussion of our use of the non-GAAP term "Funds from Operations" or "FFO" also appears in this report in our discussion of results of operations.

AvalonBay
COMMUNITIES, INC.

2900 Eisenhower Avenue Suite 300 Alexandria VA 22314 www.avalonbay.com